                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-39418

                                7,800,000 Shares

                                     [LOGO]

                                  Common Stock

                                   ---------

    Prior to this offering, there has been no public market for the common stock of Chiles Offshore Inc. The American Stock Exchange has approved our common stock for listing, subject to official notice of issuance, under the symbol "COD."

    The underwriters have an option to purchase a maximum of 1,170,000 additional shares to cover over-allotments of shares.

    Investing in the common stock involves risks. See "Risk Factors" on page 5.

                                                                        Underwriting
                                                          Price to     Discounts and     Proceeds to
                                                           Public       Commissions    Chiles Offshore
                                                       --------------  --------------  ---------------
Per Share............................................      $19.00          $1.28           $17.72
Total................................................   $148,200,000     $9,984,000     $138,216,000

    Delivery of the shares of common stock will be made on or about September 22, 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              JOINT LEAD MANAGERS

   Credit Suisse First Boston                               Salomon Smith Barney
                                   ----------

ING Barings                                 Wasserstein Perella Securities, Inc.

               The date of this prospectus is September 18, 2000.

          [PHOTOGRAPH OF THE                            [PHOTOGRAPH OF THE
           CHILES COLUMBUS ]                             CHILES MAGELLAN]

            CHILES COLUMBUS                               CHILES MAGELLAN
511 feet of leg length, being towed           544 feet of leg length, on location and
 from the Port of Brownsville, Texas in        drilling in the U.S. Gulf of Mexico in
 June 1999                                     November 1999

                               [PHOTOGRAPH OF THE
                                    TONALA]

                                     TONALA

                         477 feet of leg length, on
                         location and drilling in the
                            U.S. Gulf of Mexico in
                            April 2000

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      1

RISK FACTORS..........................      5

FORWARD-LOOKING STATEMENTS............     11

USE OF PROCEEDS.......................     12

DIVIDEND POLICY.......................     12

CAPITALIZATION........................     13

DILUTION..............................     15

SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA......................     16

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     17

BUSINESS..............................     22

MANAGEMENT............................     34

                                          PAGE
                                        --------

CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................     43

PRINCIPAL STOCKHOLDERS................     45

DESCRIPTION OF CAPITAL STOCK..........     46

SHARES ELIGIBLE FOR FUTURE SALE.......     50

UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED STATES
  HOLDERS.............................     52

UNDERWRITING..........................     55

NOTICE TO CANADIAN RESIDENTS..........     58

LEGAL MATTERS.........................     59

EXPERTS...............................     59

WHERE YOU CAN FIND MORE INFORMATION...     59

INDEX TO FINANCIAL STATEMENTS.........    F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL OCTOBER 13, 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, BUT DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS OUR CONVERSION FROM A LIMITED LIABILITY COMPANY INTO A CORPORATION UPON THE COMPLETION OF THIS OFFERING AND ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION. EXCEPT AS OTHERWISE INDICATED, SHARE AND OTHER INFORMATION IN THIS PROSPECTUS DOES NOT REFLECT THE ISSUANCE OF SHARES IN CONNECTION WITH OUR CONTEMPLATED TONALA TRANSACTIONS UNDER AN AGREEMENT EXECUTED ON JULY 20, 2000. IN THIS PROSPECTUS, "CHILES OFFSHORE," "OUR COMPANY," "WE," AND "OUR" REFER TO CHILES OFFSHORE INC. OR CHILES OFFSHORE LLC, AS APPLICABLE, AND ITS WHOLLY OWNED SUBSIDIARIES.

                              CHILES OFFSHORE INC.

    We operate three of the seven existing ultra-premium jackup drilling rigs, all of which currently operate in the U.S. Gulf of Mexico. We own two of these rigs and operate the third under a bareboat charter. We have entered into an agreement to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the rig that we currently charter, as described in greater detail below under "--TONALA Agreement."

    Jackup drilling rigs are mobile offshore drilling platforms equipped with legs that are lowered to the ocean floor to support the drilling platform while drilling. Ultra-premium jackup drilling rigs are differentiated from other jackup drilling rigs primarily by their greater water depth capabilities, an ability to extend the drilling system over larger fixed offshore platforms and more powerful mud pumps that allow them to drill wells faster and more reliably than other rigs.

    Construction of the three rigs we currently operate was completed in the last 16 months, making them significantly newer than the remaining four rigs in their class. A fourth ultra-premium jackup rig is currently being built for us in Singapore. This rig will have additional enhancements as compared to our existing rigs and is expected to be delivered to us during the second quarter of 2002. We also intend to exercise an option to construct a fifth rig that will be similar in design to the fourth rig.

    We intend to continue to focus on the ultra-premium jackup niche of the offshore drilling industry. This niche is positioned between traditional jackup rigs and much more costly harsh environment jackup rigs constructed primarily for operations in the North Sea and off the eastern coast of Canada. The key elements of our strategy are to:

    - Own and operate ultra-premium jackup rigs that allow us to charge higher daily rates, or "dayrates," by generating significant savings for our customers on the overall cost of drilling a well by completing wells faster, more safely and more efficiently than more traditional jackup rigs and by drilling wells that less technologically advanced rigs are unable to drill;

    - Increase the size of our ultra-premium jackup rig fleet to satisfy growing demand for this class of drilling unit;

    - Focus initially on the natural gas-rich Gulf of Mexico, which is a major source for the growing natural gas market in the United States;

    - Target sophisticated oil and gas operators that we believe are willing to pay higher dayrates for our rigs, which can satisfy our customers' more demanding productivity, environmental and safety requirements; and

    - Employ, retain and motivate experienced senior management and operating personnel to maximize the performance of our ultra-premium jackup rig fleet.

                                TONALA AGREEMENT

    On July 20, 2000, we entered into an agreement with Perforadora Central, S.A. de C.V., its parent corporation and that parent's stockholders to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA, the rig that we currently operate under a bareboat charter with Perforadora Central. Under the terms of the agreement, the stockholders will receive 2,679,723 shares of our common stock. Following the completion of this offering and the issuance of those shares, we would have 19,196,964 shares issued and outstanding, of which Perforadora Central would hold approximately 14%.

    As a result of the contemplated transactions, we will also assume approximately $64.6 million aggregate principal amount of debt incurred by Perforadora Central to construct the rig. That debt is guaranteed by the U.S. Maritime Administration and bears interest at the rate of 5.6% per year until its maturity in 2010. Because this debt bears interest at a rate that is below current market rates, we will record the debt at a discount if the transactions are completed and we assume that debt. Based on discussions with the U.S. Maritime Administration, we anticipate that the U.S. Maritime Administration will consent to the transaction and permit us to assume that debt; however, we cannot assure you that we will receive the necessary consent from the U.S. Maritime Administration or that we will not be required to agree to additional terms or provide additional collateral in support of that debt. In the event the U.S. Maritime Administration does not approve the transaction and we choose to proceed with the transaction, we would have to refinance that debt under a new $120 million bank facility, which will replace our existing $40 million bank facility. We have obtained commitments from banks to provide the new facility and are currently negotiating a definitive credit agreement.

    We expect to complete the TONALA transactions this year; however, the transactions are conditioned upon the occurrence of a number of events, including the approval of the U.S. Maritime Administration, the consummation of this offering and the receipt of customary consents and approvals by Perforadora Central and its affiliates with respect to the transactions.

                            ------------------------

    Our principal executive offices are located at 11200 Richmond Avenue, Suite 490, Houston, Texas 77082. Our telephone number at this location is
(713) 339-3777.

                                  THE OFFERING

Common stock we are offering.................  7,800,000 shares

Common stock to be outstanding after this
  offering...................................  16,517,241 shares

Use of proceeds..............................  We intend to use the estimated $137 million of net proceeds from this offering as
                                               follows:

                                                   - approximately $95 million to purchase
                                                   and retire all of our currently
                                                     outstanding senior notes; and

                                                   - approximately $42 million to fund a
                                                   portion of the cost to further expand our
                                                     fleet.

Proposed American Stock Exchange symbol......  "COD"

    The number of shares of our common stock to be outstanding after this offering is based on the number of shares that would be outstanding following our conversion from a limited liability company to a corporation and excludes:

    - 2,679,723 shares issuable upon consummation of the TONALA transactions to the stockholders of the newly formed entity that will own the TONALA;

    - 1,170,000 shares that the underwriters have an option to purchase to cover over-allotments; and

    - 524,359 shares issuable upon exercise of outstanding stock options and 485,177 shares available for future issuance under our stock option plan.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA
                                 (IN THOUSANDS)

    Chiles Offshore LLC was formed in August 1997 for the purpose of managing the construction of, owning and operating a fleet of ultra-premium jackup drilling rigs. In 1997, we commissioned the construction of two ultra-premium jackup drilling rigs, the CHILES COLUMBUS and the CHILES MAGELLAN. We took delivery of the CHILES COLUMBUS in May 1999 and the CHILES MAGELLAN in October 1999. Both rigs are currently operating in the U.S. Gulf of Mexico. In November 1999, we entered into a bareboat charter agreement for the third rig, the TONALA, which is also a new ultra-premium jackup rig. Under the bareboat charter, we are responsible for all crewing, insurance, and other operating expenses, as well as the charter payment to the vessel owner. The charter operations commenced in April 2000 and the initial charter term is 18 months. We have entered into an agreement to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA as described in greater detail above under "--TONALA Agreement."

    The following summary financial data are derived from the financial statements of Chiles Offshore LLC as of and for the periods presented. The summary financial data for the six-month periods ended June 30, 2000 and 1999 are derived from financial statements that are unaudited but include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations of Chiles Offshore LLC for these periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be achieved for the full year. The summary financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the notes to those financial statements, included elsewhere in this prospectus.

                                                  FOR THE PERIOD
                                                  FROM INCEPTION
                                                 (AUGUST 5, 1997)        YEAR ENDED         SIX MONTHS ENDED
                                                  TO DECEMBER 31,       DECEMBER 31,            JUNE 30,
                                                 -----------------   -------------------   -------------------
                                                       1997            1998       1999       1999       2000
                                                 -----------------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................       $    --        $    --    $  7,651   $    528   $ 22,655
Rig operating expenses.........................            --             --       4,432        403      7,594
Charter expenses...............................            --             --          --         --      1,461
General and administrative expenses............           376            767       1,326        444      1,346
Depreciation...................................             6             56       2,478        222      3,523
  Operating income (loss)......................          (382)          (823)       (585)      (541)     8,730
Interest expense, net of capitalized
  interest.....................................            --          2,387       3,764        375      5,790
Interest income................................            73          3,383         874        723        152
Extraordinary loss on extinguishment of debt...            --             --         489         --         --
  Net income (loss)............................          (309)           173      (3,963)      (193)     3,093

OTHER FINANCIAL DATA:
Cash flows provided by (used in):
  Operating activities.........................       $ 3,571        $   925    $  1,930   $  2,383   $   (945)
  Investing activities.........................        (5,215)       (76,552)    (82,138)   (63,734)   (16,120)
  Financing activities.........................        33,985        105,500      21,947         --     17,790
EBITDA (1).....................................          (376)          (767)      1,893       (319)    12,254

BALANCE SHEET DATA:
Working capital................................       $28,401        $ 9,677    $ (3,731)  $ (5,959)  $  4,574
Property and equipment, net....................        35,020        111,725     191,697    175,237    204,294
Total assets...................................        67,398        178,433     203,246    182,209    223,855
Total debt.....................................            --        110,000     117,000    110,000    102,000
Members' equity................................        63,422         63,595      74,578     63,402    110,461

------------------------------

(1) EBITDA consists of income prior to interest income, interest expense, income taxes, depreciation, amortization and extraordinary items. However, we have not been subject to U.S. corporate income taxes because as a limited liability company, we are treated as a partnership for tax purposes, and such taxes are liabilities of the individual equity members. EBITDA is not intended to represent cash flows from operations, as defined by GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. EBITDA is one basis on which we assess and will assess our financial performance.

                                  RISK FACTORS

    WE URGE YOU TO CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK. IF WE DO NOT SUCCESSFULLY ADDRESS THE RISKS DESCRIBED BELOW, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION OR CASH FLOW COULD BE SIGNIFICANTLY HARMED. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE BECAUSE OF ANY OF THESE RISKS AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT. WE URGE YOU TO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES.

                        RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE THE RECENT INITIATION OF OUR OPERATIONS AND MAY CONTINUE TO INCUR LOSSES.

    We have a history of net losses. We reported a net loss of approximately
$4 million for the year ended December 31, 1999. We had net income of approximately $3.1 million for the six months ended June 30, 2000, however there can be no assurance that we can continue to achieve an operating profit. Prior to the delivery of our first rig in May 1999, substantially all of our efforts were devoted to designing, engineering, raising capital to finance, contracting with shipyards to build, and securing drilling contracts for the CHILES COLUMBUS and the CHILES MAGELLAN. As a result, we have no commercial operating history prior to May 1999 for investors to evaluate in deciding whether to invest in our common stock. We may not sustain profitability. Moreover, due to our limited operating history, it will be difficult for you to evaluate these risks.

THE DEMAND FOR AND SUPPLY OF JACKUP DRILLING RIGS HAS BEEN VOLATILE IN RECENT YEARS. A DECREASE IN DEMAND OR AN INCREASE IN SUPPLY OF THESE RIGS COULD REDUCE OUR REVENUE AND OPERATING RESULTS.

    Our business and operations depend upon conditions in the oil and natural gas industry, including the exploration and production expenditures by oil and gas companies. Oil and natural gas prices are highly volatile. Material decreases in oil and natural gas prices will likely affect the level of exploratory and production expenditures by oil and gas companies, which would decrease the demand for our services, and reduce our revenues and operating results. Moreover, because our operations to date have been in the U.S. Gulf of Mexico, we depend particularly on the condition of the oil and natural gas industry in the Gulf of Mexico and on the industry's exploration and production expenditures in that market. In recent years, an increasing amount of exploration and production expenditures has been concentrated in deeper water requiring semisubmersible drilling rigs or drill ships. The trend is expected to continue and could result in a decline in demand for jackup rigs. In addition, the allocation of exploration and production expenditures to on-shore prospects could affect demand for our services.

    An improvement in the current prospects for jackup rigs could lead to increased rig construction and rig upgrade programs by our competitors. A significant increase in the supply of jackup drilling rigs or other mobile offshore drilling units that compete with our rigs could decrease the dayrates we are able to charge for our rigs and their utilization levels. For example, following high oil and natural gas prices and the related expansion of the offshore drilling fleet in the 1970s and early 1980s, low oil and natural gas prices weakened the offshore drilling market for the balance of the 1980s and most of the first half of the 1990s, which resulted in an excess supply of rigs and significantly reduced utilization and dayrates. This weakness was pronounced in the U.S. Gulf of Mexico. While crude oil and natural gas prices have recently recovered, we cannot predict the future conditions of the oil and natural gas industry or the future demand for our services. Because payments under drilling contracts provide nearly all of our revenues, if our rigs are not utilized at optimal levels or if market or other conditions do not allow us to charge desirable rates, our revenues and operating results will decline.

WE WILL NEED TO RAISE ADDITIONAL FUNDS, WHICH MAY NOT BE AVAILABLE.

    We will need to raise additional funds to finance our planned construction of additional rigs and expansion of our business. We have to negotiate definitive agreements with the lenders that have committed to lend us $82 million to construct the CHILES DISCOVERY and $120 million under a new bank facility, which will replace our existing
$40 million bank facility. In addition, we have to obtain either the approval of the U.S. Maritime Administration or if, in the absence of such approval we choose to proceed with the TONALA transactions, additional funds to refinance the debt that we would assume in connection with such contemplated transactions. Moreover, if our losses are greater or continue for longer than we anticipate or our cash flows are insufficient to cover our operating expenses, including our debt obligations, we may need to raise additional funds to finance operating losses or to refinance our debt obligations. We may not be able to obtain the needed additional funds, through borrowings or the issuance of additional equity, on acceptable terms or at all. If we are unable to raise needed funds, negotiate definitive agreements or obtain necessary approvals on acceptable terms, we may not be able to:

    - build new rigs;

    - complete the TONALA transactions;

    - take advantage of future business opportunities;

    - respond to competitive pressures; or

    - fund working capital requirements.

WE FACE INTENSE COMPETITION.

    The offshore contract drilling industry is highly competitive. If the recent trend toward consolidation in the industry continues, we would expect competition to become even more intense. Customers generally award drilling contracts on a competitive bid basis and we believe price of the rig-related costs and operational capability are generally the major factors in selecting a drilling contractor. We believe that competition for drilling contracts will continue to be intense for the foreseeable future in part because of the ability of contractors to move rigs from areas of low utilization to areas of greater activity. Drilling contractors operating more expensive rigs, such as "harsh environment" jackup rigs or semisubmersible drilling rigs, may redeploy rigs to the Gulf of Mexico during periods of low demand for these categories of rigs in other markets and accept lower rate contracts in order to keep their rigs operating and offset the costs of maintaining and reactivating rigs. Movement of rigs into the Gulf of Mexico or a decrease in drilling activity in the Gulf of Mexico could reduce utilization of our rigs and could depress the rates we are able to charge. Moreover, almost all of our competitors are much larger and more established companies with greater financial resources than we have.

BECAUSE WE OPERATE A LIMITED NUMBER OF RIGS UNDER RELATIVELY SHORT-TERM CONTRACTS, OUR REVENUES AND OPERATING RESULTS ARE SUBJECT TO SUBSTANTIAL VOLATILITY.

    Because we now operate only three rigs, if any of our rigs suffers an actual or total casualty loss, significant damage, mechanical or other difficulties, or if for any other reason a rig does not operate for an extended period, our consolidated revenues and operating results would be significantly reduced. Our insurance for business interruption may not adequately compensate us for these reduced revenues.

    In addition, because we operate under relatively short-term drilling contracts, there may be periods in the future when one or more of our rigs is not under contract and not producing revenues. For example, if we relocate a rig from one region to another, customers may not be willing to pay contract rates while the rig is in transit. If a rig is not under contract, we will continue incurring the expense of maintaining that rig while awaiting the next contract. Moreover, if a rig is idle because of lack of demand in the local market, we could incur additional expenses if we decide to move the rig from that market to another market where we believe demand will be stronger.

    We typically operate our rigs on well-to-well contracts that last from 30 to 90 days. Presently, all of our rigs are working for customers who employ the rigs in the Gulf of Mexico. In the next week we expect one of our rigs to finish its current drilling project and we are currently negotiating for other work with other potential customers. However, we cannot guarantee that such negotiations will be successful nor can we guarantee, if such negotiations are successful, that we will be able to start such new work immediately after finishing the current work.

DRILLING-RELATED RISKS COULD DISRUPT OUR DRILLING SERVICES AND RESULT IN LIABILITIES TO US.

    Our operation of offshore jackup drilling rigs is subject to drilling and marine-related risks, including:

    - well blowouts from high pressure formations;

    - capsizing or sinking;

    - grounding;

    - fires;

    - collapse of wells being drilled;

    - collisions with other vessels; and

    - damage from weather or sea conditions or unsound locations.

    These hazards could damage the environment, cause personal injury or loss of life and damage to or destruction of the property and equipment involved. If any of these events were to occur, we could incur substantial liability. In addition, the affected rigs could be removed from service and would not be available to generate revenue and operating income.

CONSTRUCTION OF OUR NEW RIGS IS SUBJECT TO MANY RISKS.

    We have contracted with Keppel FELS Limited, a shipyard located in Singapore, to construct the CHILES DISCOVERY. We also intend to exercise an option to have AMFELS, Inc., a wholly owned subsidiary of Keppel FELS, construct another rig. These shipyards may not complete construction on time or within budget for a number of reasons, including:

    - shortages of materials or skilled labor;

    - failure or delay of third party providers to deliver equipment or services to the shipyard;

    - labor disputes;

    - weather interferences;

    - difficulties in obtaining necessary permits or in meeting permit conditions; or

    - unforeseen engineering problems.

    The CHILES DISCOVERY is generally a smaller version of the KFELS Mod "V" harsh environment rig that Keppel FELS has previously constructed; however, Keppel FELS has never constructed this smaller version. As a result, Keppel FELS may encounter unforeseen difficulties and problems constructing the CHILES DISCOVERY.

    We cannot assure you that the CHILES DISCOVERY or any other rig we may order will be successfully built or that it will be completed on time. If construction of the CHILES DISCOVERY is delayed due to engineering problems, termination of the rig construction agreement might be our sole remedy. In the event we terminate the construction agreement, we would not realize our anticipated revenues and operating results from the CHILES DISCOVERY until we are able to otherwise complete its construction and place it into operation, if at all. These delays could cause us to spend significantly more on the CHILES DISCOVERY than we currently anticipate.

    Under the rig construction agreement, we are responsible for a number of matters in connection with the construction and completion of the CHILES DISCOVERY. Because we rely on third parties to satisfy many of these obligations on our behalf, we cannot assure you that these other parties will perform in a timely manner, or at all, under our agreements with them. As with all contracts, we may ultimately have to resort to expensive, protracted and uncertain litigation in order to enforce our rights under these agreements and seek compensation for any harm to us.

WE MAY NOT BE ABLE TO COMPLETE THE TONALA TRANSACTIONS, WHICH MAY LIMIT OUR FUTURE OPERATIONS.

    The agreement we have entered into to acquire all of the shares of capital stock of the newly formed entity that will own the TONALA is subject to a variety of conditions, including that we raise at least $100 million in this offering and obtain U.S. Maritime Administration approval for us to assume the debt it guarantees. Perforadora Central will also need to obtain the related consents and approvals with respect to the transactions. If any of these conditions is not satisfied, the contemplated transactions will not be completed unless the parties agree to waive or amend the terms of the agreement. In the event that we do not complete the TONALA transaction, we may not secure the right to operate that rig following the expiration of the bareboat charter in October 2001, which could have a material adverse effect on our results of operations.

CONTRACTUAL INDEMNIFICATION PROVISIONS AND INSURANCE COVERAGE MAY NOT PROTECT US FROM A NUMBER OF THE LIABILITIES THAT COULD ARISE FROM THE RISKS INHERENT IN OUR BUSINESS.

    We generally expect to be able to obtain contractual indemnification pursuant to which our customers would agree to protect and indemnify us to some degree from liability for pollution and environmental damages. We cannot assure you that we can obtain such indemnities in all of our contracts, that the level of indemnification that we obtain will be meaningful, that such indemnification agreements will be enforceable or that the customer will be financially able to comply with its indemnity obligations.

    We also maintain insurance coverage that we consider adequate against many of the risks related to our drilling services. We have not in the past experienced a loss in excess of policy limits. We cannot assure you, however, that our existing insurance coverage can be renewed at commercially reasonable rates, or at all, or that available coverage will be adequate to cover future claims. Moreover, any insurance that we do obtain may have significant exceptions to coverage, be subject to substantial deductibles or provide for premium adjustments based on claims. If a loss occurs that is partially or completely uninsured, we could be exposed to substantial liability.

    Moreover, the relatively small number of rigs in our fleet means that material damage to or loss of even one of these rigs would have a material impact on our business and future prospects.

WE EXPECT TO INCUR A SUBSTANTIAL AMOUNT OF DEBT, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    We will need to borrow substantial amounts of cash to finance our expansion, including for the construction of the CHILES DISCOVERY and another rig. If we complete the TONALA transactions as contemplated, we will also assume or refinance approximately $64.6 million aggregate principal amount of debt incurred to construct that rig. This large amount of indebtedness could:

    - require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate purposes;

    - limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate purposes;

    - restrict our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    - detract from our ability to successfully withstand a downturn in our business or the economy generally; and

    - place us at a competitive disadvantage against other less leveraged competitors.

THE TERMS OF OUR DEBT COULD SUBSTANTIALLY LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY.

    The covenants contained in the agreements governing our existing or future debt could materially limit our operating flexibility by restricting, among other things, our ability and the ability of our subsidiaries to:

    - borrow money for operations or expansion;

    - make capital investments;

    - pay dividends; or

    - engage in other business activities.

IF WE ARE UNABLE TO HIRE AND RETAIN THE QUALIFIED PERSONNEL WE NEED, OUR BUSINESS WILL BE HARMED.

    Our success depends to a large extent on the continued services of our senior management, including, in particular, William Chiles, our President and Chief Executive Officer, and our ability to attract and retain key operating personnel. The loss of the services of Mr. Chiles or a number of these other senior managers could, at least in the short term, harm our business and impair our ability to continue to grow our business. We do not maintain "KEY MAN" insurance with respect to any directors, officers or employees.

    During 1997, unemployment rates in the offshore contract drilling industry reached unusually low levels. If current trends continue, we may experience similar shortages and increased labor costs. We cannot assure you that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could negatively affect our performance.

IN THE FUTURE, WE MAY BE SUBJECT TO RISKS ASSOCIATED WITH OPERATING IN MARKETS OUTSIDE THE UNITED STATES.

    In the future, we may conduct part or all of our operations in international regions where our operations would be subject, in varying degrees, to risks inherent in doing business abroad. We currently anticipate deploying the CHILES DISCOVERY to the Austral-Asian region upon completion of its construction in Singapore in 2002. Our non-U.S. operations would be subject to certain political, economic and other uncertainties not typically encountered in U.S. operations, including risks of:

    - disruption of markets from war, civil disturbances or other similar events;

    - government expropriation of assets;

    - the general hazards associated with the assertion of national sovereignty by foreign governments over the regions in which we conduct operations;

    - fluctuating currency values;

    - hard currency shortages;

    - governmental controls of currency exchange;

    - repatriation of income or capital; and

    - regulation of oil and gas drilling operations relating to natural resources, employment, the environment and other areas of our business.

    Any of these factors could have a substantial impact on our business and may reduce our revenues and operating results.

WE MAY INCUR SIGNIFICANT COSTS IN COMPLYING WITH REGULATIONS.

    Our rigs and their operation must comply with extensive laws and regulations. Risks of incurring substantial compliance costs and liabilities and penalties for non-compliance, particularly relating to environmental laws and regulations, are inherent in our business. In recent years, legal requirements have been increasing. Compliance with these laws and regulations may entail significant expenses, including expenses for rig modifications and changes in operating procedures. We cannot predict whether we will incur significant additional costs or penalties in the future.

                 RISKS RELATED TO OUR RELATIONSHIP WITH SEACOR

SEACOR WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER US.

    After completion of this offering SEACOR will own approximately 29% of the voting power of our company, or approximately 27% of the voting power if the underwriters' over-allotment option is exercised in full. In addition, four of the initial members of our board of directors will be directors or officers of SEACOR.

    As a result, SEACOR will be in a position to influence our policies and affairs and to influence the outcome of corporate actions requiring stockholder approval, including:

    - the composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers;

    - mergers and business combinations or sales of our assets; and

    - amendments to our charter.

WE DEPEND ON SERVICES SEACOR PROVIDES TO US.

    Under our services agreement with SEACOR, SEACOR furnishes us with the services of Dick Fagerstal, SEACOR's Vice President-Finance and Treasurer, who is also our Senior Vice President and Chief Financial Officer. If SEACOR becomes unwilling or unable to provide the services of Mr. Fagerstal or any other services under that agreement, we may not be able to find replacement services on a timely basis.

SEACOR'S INTERESTS MAY CONFLICT WITH OUR INTERESTS.

    The interests of SEACOR, a significant stockholder, may conflict with our interests. Four of the initial members of our board of directors will be affiliated with SEACOR. Our directors who are also directors or officers of SEACOR will have fiduciary duties, including a duty of loyalty, to both companies and may have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions, financings or other corporate opportunities that may be suitable for both us and SEACOR. Some of these individuals and a number of our executive officers own substantial amounts of SEACOR capital stock and/or options to acquire shares of SEACOR capital stock. As a result, potential conflicts of interest could arise when these directors and officers are faced with decisions that could have different implications for our company and SEACOR. While SEACOR has advised us that it currently has no intention of owning or operating any offshore jackup drilling rigs that would compete with us, there are no specific policies in place with respect to any conflicts that may arise. We expect conflicts to be resolved on a case-by-case basis and conflicts could be resolved in a manner adverse to us, which could harm our business.

SIGNIFICANT REDUCTIONS IN SEACOR'S OWNERSHIP OF OUR STOCK OR BOARD REPRESENTATION WILL RESULT IN AN EVENT OF DEFAULT UNDER OUR NEW BANK FACILITY.

    In connection with a new bank facility, we expect that the failure of SEACOR to maintain minimum ownership levels and board representation will constitute an event of default. In this event, the lenders may accelerate the maturity of this debt and foreclose upon the collateral securing the debt. If the debt is accelerated, we expect that we will have to refinance that debt and we cannot assure you that we will be able to refinance the debt on favorable terms, if at all.

                         RISKS RELATED TO THIS OFFERING

SUBSTANTIAL SALES OF OUR COMMON STOCK FOLLOWING THIS OFFERING COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    Sales of a substantial number of shares of our common stock after this offering could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Given the potential volatility in the price of our shares, these sales could cause the market price of our common stock to decline. Some of our securities will be subject to restrictions under securities laws on the timing, manner and volume of sales of restricted shares. However, under the terms of a registration rights agreement, existing holders of Chiles Offshore LLC member interests will have rights to require us to register the shares of common stock they will receive in the conversion of Chiles Offshore LLC into a corporation. These registration rights are described under "Certain Relationships and Related Transactions--Registration Rights Agreement."

                           FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus contains forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

    - discuss our future expectations;

    - contain projections of our future results of operations or of our financial condition; or

    - state other forward-looking information.

    We believe it is important to communicate our expectations to our investors. However, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed above under "Risk Factors" and elsewhere in this prospectus. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot assure you of future results, performance or achievements.

                                USE OF PROCEEDS

    We expect to realize net proceeds of approximately $137 million from this offering after deducting underwriting discounts, commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be approximately $157 million.

    We intend to use the net proceeds from this offering as follows:

    - approximately $95 million to purchase and retire all of our currently outstanding senior notes; and

    - approximately $42 million to fund a portion of the expansion of our fleet.

    We expect that $42 million of the proceeds of this offering, together with bank financing expected to be available under our new $120 million bank facility, other financing that we have applied for and cash from operations, will be adequate to finance the purchase of two additional ultra-premium jackup rigs, one of which is currently under construction. See "Management Discussion and Analysis of Financial Condition and Results of Operation--Liquidity."

    SEACOR holds approximately $26.7 million aggregate principal amount of our outstanding senior notes. SEACOR also holds an economic interest in substantially all of our remaining outstanding senior notes. SEACOR and the other holder of these senior notes have agreed to sell their holdings of those senior notes to us at a price equal to the par value of the senior notes, plus any accrued and unpaid interest to the purchase date. SEACOR will report a pre-tax gain of approximately $9.1 million as a result of this transaction. Our senior notes bear interest at 10% annually and mature in May 2008.

                                DIVIDEND POLICY

    We have never paid any cash dividends. We currently expect to retain our future earnings, if any, to operate and expand our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization on a consolidated basis as of June 30, 2000, on an actual basis and on a pro forma basis to reflect:

    - the exercise of outstanding rights to purchase membership interests of Chiles Offshore LLC in September 2000 for $3 million;

    - the conversion of Chiles Offshore LLC into Chiles Offshore Inc. upon the completion of this offering;

    - the sale of 7,800,000 shares of common stock in this offering for gross proceeds of $148 million; and

    - the purchase and retirement of our senior notes and the reduction of the outstanding balances under our bank facility.

    The following table does not reflect the transactions contemplated by the agreement we have entered into with respect to the TONALA. Under the terms of that agreement, we would issue approximately 2,679,723 shares of our common stock and would assume or, if we choose to proceed with the transactions, refinance approximately $64.6 million aggregate principal amount of debt incurred to construct the rig. Following the issuance of those shares, we would have approximately 19,196,964 shares issued and outstanding, of which the stockholders of Perforadora Central's parent corporation would hold approximately 14%. The debt is guaranteed by the U.S. Maritime Administration and bears interest at the rate of 5.6% per year until its maturity in 2010. Because this debt bears interest at a rate that is below current market rates, we will record the debt at a discount if the transactions are completed and we assume that debt.

    We urge you to read this information in conjunction with our financial statements appearing elsewhere in this prospectus and with the sections of the prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                         AS OF JUNE 30, 2000
                                                            ---------------------------------------------
                                                            CHILES OFFSHORE LLC      CHILES OFFSHORE INC.
                                                                  ACTUAL                  PRO FORMA
                                                            -------------------      --------------------
                                                                           (IN THOUSANDS)
Cash and cash equivalents.................................        $  4,677                 $ 40,554
                                                                  ========                 ========

Short-term debt and current portion of long-term debt.....        $     --                 $     --
Long-term debt, less current portion:
  10% senior notes........................................          95,000                       --
  Bank facilities(1)......................................           7,000                       --
                                                                  --------                 --------
    Total long-term debt..................................         102,000                       --
                                                                  --------                 --------

Equity (deficit):
  Chiles Offshore LLC member interests....................         111,011                       --
  Rights..................................................             456                       --
  Chiles Offshore Inc. common stock ($0.01 par value
    per share) 100,000,000 shares authorized; no shares
    issued and outstanding; 16,517,241 shares issued and
    outstanding pro forma(2)..............................              --                      165
  Additional paid-in capital(3)...........................              --                  250,999
  Retained deficit(4).....................................          (1,006)                 (27,496)
                                                                  --------                 --------
    Total equity..........................................         110,461                  223,667
                                                                  --------                 --------
  Total capitalization....................................        $212,461                 $223,667
                                                                  ========                 ========

------------------------

(1) In April 2000, we executed a commitment letter with respect to an $82 million construction loan to finance the construction of the CHILES DISCOVERY, and in conjunction with this offering, we have signed a commitment letter to expand the current bank facility from $40 million to $120 million.

(2) The outstanding shares issued and outstanding pro forma exclude shares of common stock reserved for issuance under our stock option plan, of which 524,359 shares will be subject to outstanding options with a weighted average exercise price of $14.84 per share.

(3) Paid-in capital includes an estimated $148 million of gross proceeds of this offering, less $11 million of offering costs, for $137 million net proceeds; the conversion of our equity holders' membership interests into common stock; and the exercise of outstanding rights.

(4) Retained deficit has been adjusted to reflect the write off of deferred financing costs of approximately $3.4 million and a charge to continuing operations upon the change in our tax filing status of approximately $23.1 million.

                                    DILUTION

    The difference between the initial public offering price per share of our common stock and the pro forma net tangible book value of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by subtracting our liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date total book value is determined.

    On a pro forma basis for our conversion from a limited liability company to a corporation and the exercise of rights to acquire membership interests in September 2000, pro forma net tangible book value as of June 30, 2000 was $87.0 million, or approximately $9.98 per share. Pro forma net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our pro forma net tangible book value, which is total tangible assets less total liabilities. Based on the sale of 7,800,000 shares in this offering at an initial public offering price of $19.00 per share, our pro forma net tangible book value as of June 30, 2000 would have been $224 million, or $13.54 per share. This pro forma net tangible book value is based on the proceeds to us, net of offering expenses and underwriting discount, being approximately $137 million. This represents an immediate dilution of $5.46 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................              $19.00
Pro forma book value per share before the offering..........   $ 9.98
Increase per share attributable to new investors............     3.56
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................               13.54
                                                                          ------
Dilution per share to new investors.........................              $ 5.46
                                                                          ======

    The following table sets forth, on the same pro forma basis as of June 30, 2000, the differences between existing stockholders and the new investors with respect to:

    - the number of shares of common stock purchased from us;

    - the total consideration paid to us; and

    - the average price paid per share by existing stockholders and by the new investors purchasing shares of common stock in this offering, at an initial public offering price of $19.00 per share.

    Underwriting discounts, commissions and other estimated offering expenses have not been deducted.

                            SHARES PURCHASED        TOTAL CONSIDERATION
                          ---------------------   -----------------------   AVERAGE PRICE
                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                          ----------   --------   ------------   --------   -------------
Existing stockholders...   8,717,241      53%     $114,850,000      44%        $13.18
New investors...........   7,800,000      47%      148,200,000      56%         19.00
                          ----------     ---      ------------     ---         ------
  Total.................  16,517,241     100%     $263,050,000     100%        $15.93
                          ==========     ===      ============     ===         ======

    The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options or warrants after June 30, 2000.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

    The following selected financial data are derived from the financial statements of Chiles Offshore LLC as of and for the periods presented. The selected financial data for the six-month periods ended June 30, 2000 and 1999 are derived from financial statements that are unaudited, but include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations of Chiles Offshore LLC for these periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be achieved for the full year. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the notes to those financial statements, included elsewhere in this prospectus.

                                                  FOR THE PERIOD
                                                  FROM INCEPTION
                                                 (AUGUST 5, 1997)        YEAR ENDED         SIX MONTHS ENDED
                                                  TO DECEMBER 31,       DECEMBER 31,            JUNE 30,
                                                 -----------------   -------------------   -------------------
                                                       1997            1998       1999       1999       2000
                                                 -----------------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................       $    --        $    --    $  7,651   $    528   $ 22,655
Rig operating expenses.........................            --             --       4,432        403      7,594
Charter expense................................            --             --          --         --      1,461
General and administrative expenses............           376            767       1,326        444      1,346
Depreciation...................................             6             56       2,478        222      3,523
  Operating income (loss)......................          (382)          (823)       (585)      (541)     8,730
Interest expense, net of capitalized
  interest.....................................            --          2,387       3,764        375      5,790
Interest income................................            73          3,383         874        723        152
Extraordinary loss on extinguishment of debt...            --             --         489         --         --
  Net income (loss)............................          (309)           173      (3,963)      (193)     3,093

OTHER FINANCIAL DATA:
Cash flows provided by (used in):
  Operating activities.........................       $ 3,571        $   925    $  1,930   $  2,383   $   (945)
  Investing activities.........................        (5,215)       (76,552)    (82,138)   (63,734)   (16,120)
  Financing activities.........................        33,985        105,500      21,947         --     17,790
EBITDA (1).....................................          (376)          (767)      1,893       (319)    12,254

BALANCE SHEET DATA:
Working capital................................       $28,401        $ 9,677    $ (3,731)  $ (5,959)  $  4,574
Property and equipment, net....................        35,020        111,725     191,697    175,237    204,294
Total assets...................................        67,398        178,433     203,246    182,209    223,855
Total debt.....................................            --        110,000     117,000    110,000    102,000
Members' equity................................        63,422         63,595      74,578     63,402    110,461

--------------------------

(1) EBITDA consists of income prior to interest income, net interest expense, income taxes, depreciation, amortization and extraordinary items. However, we have not been subject to U.S. corporate income taxes because as a limited liability company, we are treated as a partnership for tax purposes, and such taxes are liabilities of the individual equity members. EBITDA is not intended to represent cash flows from operations, as defined by GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. EBITDA is one basis on which we assess and will assess our financial performance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    Chiles Offshore LLC was formed in August 1997 for the purpose of managing the construction of, owning and operating a fleet of ultra-premium jackup drilling rigs. In 1997, we commissioned the construction of two ultra-premium jackup drilling rigs, the CHILES COLUMBUS and the CHILES MAGELLAN. We took delivery of the CHILES COLUMBUS in May 1999 and the CHILES MAGELLAN in October 1999. Both rigs are currently operating in the U.S. Gulf of Mexico. In November 1999, we entered into a bareboat charter agreement for the TONALA, which is also a new ultra-premium jackup rig. Under the bareboat charter, we are responsible for all crewing, insurance, and other operating expenses, as well as the charter payment to the vessel owner. The charter operations commenced in April 2000, and the initial charter term is eighteen months. We have entered into an agreement to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA, as described in greater detail under "Prospectus Summary--TONALA Agreement."

    We typically operate our rigs on well-to-well contracts that last from 30 to 90 days. Presently, all of our rigs are working for customers who employ the rigs in the Gulf of Mexico. In the next week we expect one of our rigs to finish its current drilling project and we are currently negotiating for other work with other potential customers. However, we cannot guarantee that such negotiations will be successful nor can we guarantee, if such negotiations are successful, that we will be able to start such new work immediately after finishing the current work.

RESULTS OF OPERATIONS

    REVENUE. We derive our revenue primarily from drilling contracts to drill wells for oil and gas operators. These drilling contracts provide for base dayrates, which are often subject to increases based on performance incentives. Fees and expenses for transporting our rigs between sites are included in revenues and expenses. Upon delivery of our rigs in 1999, and for the remainder of 1999, our rigs earned an effective average dayrate of $29,895 and achieved a 99.8% utilization rate. For the six months ended June 30, 2000, our rig utilization level was 100% and our effective average dayrate was $50,789.

    In calculating our effective average dayrates, we divide the revenues earned by our rigs during the period by the number of days in the period, including any days the rigs are not working. In addition, our effective average dayrates include bonuses which may be triggered by achieving performance and safety targets in some of our contracts.

    RIG OPERATING EXPENSES. Rig operating expenses primarily consist of crew costs, insurance, repair and maintenance and other rig-related costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses primarily consist of corporate management, administration, marketing, finance and legal expenses.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    The CHILES COLUMBUS commenced operations in June 1999, the CHILES MAGELLAN commenced operations in November 1999, and the TONALA commenced operations in April 2000. Revenue for the six months ended June 30, 2000 increased approximately $22.1 million, compared to the same period ended June 30, 1999 as the number of rigs operating increased and the effective average dayrate increased by $26,005.

    Operating expense for the six months ended June 30, 2000 increased approximately $7.2 million, from $0.4 million for the six months ended June 30, 1999 to $7.6 million, as the number of rigs operating increased. Charter expense was initiated on the TONALA in April 2000 and there was no charter expense for the six months ended June 30, 1999.

    General and administrative expense for the six months ended June 30, 2000 increased approximately $0.9 million, from $0.4 million for the six months ended June 30, 1999 to $1.3 million, as marketing and other administrative expenses increased with the delivery of the rigs.

    Interest expense for the six months ended June 30, 2000 increased approximately $5.4 million from $0.4 million for the six months ended June 30, 1999 to $5.8 million, as capitalized interest for the six months ended June 30, 2000 was $4.9 million less than capitalized interest for the six months ended June 30, 1999, and the average debt balance for the six months ended June 30, 2000 increased by $7.5 million compared to the six months ended June 30, 1999. The average interest rate for the six months ended June 30, 2000 was approximately equal to the average interest rate for the six months ended
June 30, 1999.

    Depreciation expense for the six months ended June 30, 2000 increased approximately $3.3 million, from $0.2 million for the six months ended June 30, 1999 to $3.5 million, as the number of rigs in operation increased.

THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999

    The CHILES COLUMBUS commenced operations in June 1999, the CHILES MAGELLAN commenced operations in November 1999, and the TONALA commenced operations in April 2000. Revenue for the three months ended June 30, 2000 increased approximately $13.8 million compared to the same period ended June 30, 1999 as the number of rigs operating increased and the effective average dayrate increased by $29,846.

    Operating expense for the three months ended June 30, 2000 increased approximately $4.1 million, from $0.4 million for the three months ended June 30, 1999 to $4.5 million, as the number of rigs operating increased. Charter expense was initiated on the TONALA in April 2000, and there was no charter expense for the three-month period ended June 30, 1999.

    General and administrative expense for the three months ended June 30, 2000 increased approximately $0.4 million, from $0.2 million for the three months ended June 30, 1999 to $0.6 million, as marketing and other administrative expenses increased with the delivery of the rigs.

    Interest expense for the three months ended June 30, 2000 increased approximately $2.5 million, from $0.3 million for the three months ended
June 30, 1999 to $2.8 million, as capitalized interest for the three months ended June 30, 2000 was $2.2 million less than capitalized interest for the three months ended June 30, 1999, and the average debt balance for the three months ended June 30, 2000 increased by $7.9 million compared to the three months ended June 30, 1999. The average interest rate for the three months ended June 30, 2000 was approximately equal to the average interest rate for the three months ended June 30, 1999.

    Depreciation expense for the three months ended June 30, 2000 increased approximately $1.6 million from $0.2 million for the three months ended
June 30, 1999 to $1.8 million, as the number of rigs in operation increased.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    The CHILES COLUMBUS commenced operations in June 1999 and the CHILES MAGELLAN commenced operations in November 1999. Prior to putting these rigs into service, we had no revenues. Our revenues for the year ended December 31, 1999 were $7.7 million. We had no revenues for the year ended December 31, 1998.

    Operating loss for the year ended December 31, 1999 decreased approximately $0.2 million from a loss of $0.8 million for the year ended December 31, 1998 to a loss of $0.6 million, as operation of the rigs provided revenues that were greater than rig operating expenses, but not sufficient to cover all of operating expenses.

    General and administrative expense for the year ended December 31, 1999 increased approximately $0.5 million from $0.8 million for the year ended December 31, 1998 to $1.3 million, as marketing and other administrative expenses increased with the delivery of the rigs.

    Interest expense for the year ended December 31, 1999 increased approximately $1.4 million from $2.4 million for the year ended December 31, 1998 to $3.8 million, as our rigs came into service in 1999 and we no longer capitalized our interest expense.

    Depreciation expense for the year ended December 31, 1999 increased approximately $2.4 million compared to the same period ended December 31, 1998 as a result of commencing operation of the rigs.

    In the fourth quarter of 1999, we incurred an extraordinary loss of $0.5 million due to the early retirement of $15 million of our senior notes. This loss consisted of the expense of deferred debt issuance costs.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD FROM INCEPTION (AUGUST 5, 1997)
  TO DECEMBER 31, 1997

    We were a development stage enterprise from our formation in August 1997 until December 31, 1998. Prior to that time, we generated no revenues and our business consisted solely of managing the construction of the CHILES MAGELLAN and CHILES COLUMBUS and related matters. Operating loss for the year ended December 31, 1998 increased approximately $0.4 million as compared to the five months from inception through December 31, 1997 as marketing and administrative services were increased to accommodate our development. Interest expense was $2.4 million for the year ended December 31, 1998 as a result of the issuance of our senior notes in April 1998. We had no interest expense and no interest bearing debt prior to the issuance of our senior notes.

LIQUIDITY AND CAPITAL RESOURCES

    Our ongoing liquidity requirements arise primarily from our need to service debt, provide working capital and construct and acquire rigs and equipment. Since our inception, we have been managing the construction of rigs and/or operating rigs using cash generated by private placements of equity, the issuance of our senior notes, borrowings under our bank facility and cash from operations. While we believe that the net proceeds from this offering, our cash flow from operations, borrowings under our existing and expected new bank facilities being negotiated or possible borrowings funded under guarantees provided by the U.S. Maritime Administration should allow us to implement our current business strategy through at least 2001, additional financing may be required in the future to fund our construction program or possibly our operations.

    Net cash provided by operating activities decreased $3.3 million for the six months ended June 30, 2000 as compared to the same period ended June 30, 1999 as the cash provided by the operations and depreciation of three rigs was offset by the initial working capital and charter payments required for the TONALA. Net cash used for our construction of the rigs for six months ended June 30, 2000 decreased by $47.6 million compared to the same period ended June 30, 1999 as the construction of the CHILES COLUMBUS was completed in May 1999.

    In December 1999, we raised $15 million of equity through a rights offering directed to our then-existing members and used the proceeds to purchase and retire $15 million principal amount of our senior notes from SEACOR at par, plus accrued and unpaid interest. We also increased the availability under our bank facility by $15 million to $40 million.

    We entered into arrangements for the deferral, until October 2000, of vendor payments totaling $3.5 million, with regard to constructing the rigs, of which $2.5 million bears interest at 7.5% per annum. In addition, we had approximately $0.2 million of accounts payable relating to the construction of the rigs, for a total of $3.7 million of accounts payable relating to the construction completion of the CHILES COLUMBUS and CHILES MAGELLAN. At June 30, 2000, we had long term debt of $102 million, consisting of $95 million of our senior notes and $7 million drawn under the $40 million bank facility. The bank facility is secured with preferred ship mortgages. Interest on the borrowings accrues at LIBOR plus 1 3/8% per annum. We will repay and retire our senior notes with the proceeds of this offering.

    In connection with a drilling contract for the CHILES MAGELLAN, in 1999, we received a $1.5 million advance deposit, all of which was recognized as revenue during the six months ended June 30, 2000. At June 30, 2000, we had cash on hand of $4.7 million.

    In April 2000, we entered into a rig construction agreement with a Singaporean shipyard for construction of the CHILES DISCOVERY at a cost not to exceed $110 million, excluding capitalized interest and other costs. During May 2000, we completed a private placement of $33 million of membership interests to current and outside investors, of which we received net proceeds of $32.8 million after issuance costs of $0.2 million. Additionally, in order to fully fund the construction of the CHILES DISCOVERY, we signed a commitment letter with a non-U.S. lender, which is affiliated with the shipyard, to provide a maximum of $82 million of floating rate debt. We anticipate entering into a definitive loan agreement during the third quarter of this year. This construction loan is expected to be recourse only to the CHILES DISCOVERY and any other assets owned by our wholly owned subsidiary, Chiles Discovery LLC. The commitment letter relating to this loan provides for an interest rate equal to LIBOR plus 200 basis points on a $75 million term loan due upon the earlier of 22 months from our first borrowing or delivery of the rig and LIBOR plus 300 basis points on a $7 million revolving loan available to pay interest on the term loan. We will be able to refinance the entire facility for an additional 18 months at a fixed rate to be determined at that time based on a bank cost of funds rate plus 300 basis points. We cannot give you absolute assurance that we will be able to successfully negotiate a definitive agreement. In April 2000, we made the initial payment to the shipyard for the CHILES DISCOVERY of $14.7 million, which was funded from proceeds of our bank facility. We used a portion of the proceeds of $33 million from the May 2000 private placement to reduce our bank facility to $7 million. As of June 30, 2000, the amount drawn under our bank facility was $7 million.

    In connection with the CHILES DISCOVERY construction agreement, we executed an option agreement with the shipyard to construct three additional rigs. We intend to exercise the first of these options for an estimated cost not to exceed $112 million, excluding capitalized interest and other costs. We intend to use up to $42 million of the net proceeds from this offering to finance this construction. We expect to finance the balance of the construction cost with notes or bonds guaranteed by the U.S. government under a ship financing program administered by the U.S. Maritime Administration or by borrowings under our new $120 million bank facility and cash from operations.

    In May 2000, we entered into a drilling contract with a customer which requires us to provide capital equipment of approximately $2.2 million. Under the contract, we will recover substantially all of the cost of the capital equipment through an increased dayrate during the term of the contract.

    We have received a commitment for a new $120 million bank facility, which will replace our existing $40 million bank facility. We anticipate entering into a definitive credit agreement during the third quarter of this year. The new bank facility will be secured by ship mortgages on the CHILES COLUMBUS and the CHILES MAGELLAN, as well as assignment of the construction contract and related agreements regarding the new option rig. The facility will bear interest at a variable rate equal to

LIBOR plus a margin ranging between 150 to 200 basis points, depending on the extent of our borrowings. The commitment letter provides that the new facility will be a reducing revolving bank facility with a seven-year maturity. We believe the credit agreement will also contain a number of restrictive covenants, including financial maintenance ratios and limitations on our level of indebtedness. We cannot give you absolute assurance that we will be able to successfully negotiate a definitive agreement.

    If we complete the TONALA transactions as contemplated, we will also assume or, subject to our having agreed to proceed with the transactions, refinance approximately $64.6 million aggregate principal amount of debt incurred to construct that rig. The debt is guaranteed by the U.S. government through the U.S. Maritime Administration's ship finance program and bears interest at the rate of 5.6% per year until its maturity in 2010. Because this debt bears interest at a rate that is below current market rates, we will record the debt at a discount if we complete the transactions and assume that debt. Based on discussions with the U.S. Maritime Administration, we anticipate that the U.S. Maritime Administration will consent to the transactions; however, we cannot assure you that we will receive the necessary approvals from the U.S. Maritime Administration or that we will not be required to agree to additional terms or provide additional collateral in support of that debt. See "Risk Factors--We may not be able to complete the TONALA transactions, which may limit our future operations."

    Because the rigs are new, we do not expect to incur material additional capital expenditures associated with the rigs in the foreseeable future, unless a customer makes specific requests for modifications in connection with a drilling contract. Any unanticipated capital expenditures could adversely affect cash in the period we incur such expenditures. We normally do not budget mobilization costs for our rigs from one drilling location to another drilling location or to another market because, under normal conditions, we recover such mobilization costs from the customer. However, any unrecovered mobilization costs we incur could:

    - materially increase our rig operating expense levels;

    - reduce our revenues while the rig is in transit and not working; and

    - adversely affect our cash flow from operations and operating income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to changes in interest rates with respect to our bank facility, if and when it is drawn upon. The market value of the senior notes, which were originally issued on April 29, 1998, is sensitive to changes in interest rates. The senior notes, which are due May 1, 2008, have a stated interest rate of 10% and an effective interest rate of 10.4%. At December 31, 1999, the fair value of the senior notes, based on quoted market prices, was approximately $90.3 million, as compared to a carrying amount of $95 million. We are also exposed to changes in the prices of oil and natural gas. The offshore contract drilling industry is dependent upon the exploration and production programs of oil and gas companies, which in turn are influenced by the price of oil and natural gas.

                                    BUSINESS

GENERAL

    We operate three of the seven existing ultra-premium jackup drilling rigs, all of which currently operate in the U.S. Gulf of Mexico. We own two of these rigs and operate the third under a bareboat charter. We have entered into an agreement to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the rig that we currently charter, as described in greater detail under "Prospectus Summary--TONALA Agreement." We expect delivery in the second quarter of 2002 of a fourth rig that is currently under construction in Singapore. We also intend to exercise an option for the construction of a fifth ultra-premium jackup drilling rig.

    Jackup rigs are classified within the industry as ultra-premium based on a number of characteristics, including water depth capacity, their capacity to reach over fixed offshore platforms and the horsepower and capacity of the mud systems, which are critical for efficient drilling operations. Our three rigs, all of which were constructed in the past 16 months, are significantly newer than the remaining four rigs in the ultra-premium class.

    SEACOR SMIT Inc., operator of the second largest fleet of offshore service vessels in the world, has invested approximately $63 million in our equity and will own shares representing approximately 29% of our issued and outstanding common stock following the completion of this offering.

STRATEGY

    We intend to continue to focus on the ultra-premium jackup niche of the offshore drilling industry, a niche that is positioned between traditional jackup rigs and much more costly harsh environment jackup rigs. We intend to maximize the utilization of and dayrates we receive for our rigs by providing customers with significantly enhanced drilling flexibility and the ability to drill and complete a well at overall lower costs, while maintaining safe and environmentally sound operations. The key elements of our strategy are as follows:

    - OWN AND OPERATE ULTRA-PREMIUM JACKUP RIGS. We believe our ultra-premium jackup rigs can complete wells significantly faster, more safely and more efficiently than more traditional jackups. We believe the dayrates generally charged for jackup rigs represent less than half of the total cost to our clients of drilling a well and that the more complicated and technically demanding the well, the lower the rig costs are in proportion to the total variable costs of drilling the well. Additional variable costs relate to independent service crews, supply boats, provisioning and related logistics, helicopter runs and other ancillary services, all of which must be provided for as long as the rig is in operation. Given the magnitude of these related costs, the significant reduction in completion times that our ultra-premium jackup rigs are capable of achieving can result in significant savings to our clients in terms of the total cost of completing a well. We believe that these savings enable us to price our services at a premium to those commanded by less advanced drilling rigs. In addition, ultra-premium jackup rigs can drill wells that other less technologically advanced jackup rigs are unable to drill, which broadens the market for our rigs.

    - INCREASE THE SIZE OF OUR ULTRA-PREMIUM JACKUP RIG FLEET TO MEET DEMAND GROWTH. We expect to expand our fleet prudently over time. We have entered into an agreement to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA. We have also entered into a contract to construct the CHILES DISCOVERY and intend to exercise an option to construct another rig, which is the first of three rigs that we have the option to construct. We believe that the offshore drilling industry is in the early stage of growth in the demand for ultra-premium jackup rigs. We believe that we have been able to secure favorable construction contract terms by placing orders at a time when relatively few new rigs are being built.

    - FOCUS INITIALLY ON THE NATURAL GAS-RICH GULF OF MEXICO. Industry analysts expect that demand for natural gas in the United States will continue to grow over the next several years. The Gulf of Mexico is expected to remain a major source for meeting this demand and we intend to initially focus our operations in that area. The Gulf of Mexico is the single largest market for jackup rigs in the world. The significant reserve potential and the presence of an established pipeline and production infrastructure in the Gulf of Mexico make it an attractive market for continued exploration and production activity. Depending on market conditions, however, we may market our rigs outside the Gulf of Mexico.

    - TARGET SOPHISTICATED OIL AND GAS OPERATORS. We seek to drill wells for major oil and gas companies and larger independent operators that we believe are willing to pay a premium dayrate for our rigs because they can satisfy more demanding productivity, environmental and safety requirements.

    - EMPLOY AND RETAIN AN EXPERIENCED WORKFORCE. We seek to employ, retain and motivate experienced senior management and key employees to maximize the performance of our ultra-premium jackup rig fleet.

OVERVIEW OF OUR INDUSTRY

    Demand for offshore drilling services is cyclical in nature and depends substantially on the condition of the oil and gas industry and its willingness to spend capital on the exploration for and production of oil and natural gas. The level of these capital expenditures is highly sensitive to existing oil and gas prices as well as price expectations among oil and gas operators. Increasing commodity prices generally result in increased oil and gas exploration and production, which translates into greater demand for offshore drilling services. Conversely, falling commodity prices generally result in reduced demand for those services. Historically, changes in budgets and activity levels by oil and gas exploration and production companies have lagged significant movements in oil and gas prices.

    Industry sources project domestic natural gas demand to grow significantly over the next several years. This demand is expected to come from continued growth in the U.S. economy plus new sources of demand such as newly constructed natural gas fired power generation plants. Despite this demand growth, domestic natural gas supply has declined due to accelerated depletion of reservoirs. This demand/supply imbalance has led to recent increases in natural gas prices. We believe that these higher prices and volume demand, if sustained, will stimulate significant natural gas drilling domestically, including in the Gulf of Mexico.

    The financial results of the offshore drilling industry depend on the utilization levels and dayrates for rigs, which in turn are determined by the supply of available drilling rigs relative to demand. Periods of high demand, high utilization levels and high dayrates have been followed by periods of low demand, low utilization levels and low dayrates. In the early 1980s, in the aftermath of the second oil price shock, general expectations were that oil prices would rise substantially. This was the basis for the dramatic new building activity that followed, which resulted in the construction of 279 offshore mobile rigs between 1980 and 1983. Oversupply of rigs caused worldwide offshore rig utilization to decline rapidly thereafter and substantially depressed the offshore contract drilling market until the beginning of the 1990s. By the mid-1990s, the world's offshore drilling rig fleet had declined in size to the point at which low supply and high demand yielded higher utilization, and consequently higher dayrates.

    In 1998, the decline in oil and natural gas prices resulted in a reduction by oil and gas operators of their capital expenditures and a significant decline in worldwide drilling activity. As a result, utilization levels and dayrates in the jackup market were significantly reduced in 1998 and 1999.

    Oil prices began to recover in the second quarter of 1999 primarily because OPEC stabilized oil prices through voluntary production limits, which resulted in reduced oil inventories worldwide. Natural gas prices in North America also strengthened considerably over this same time as reduced drilling activity resulted in lower supply of natural gas. In response to higher commodity prices, operators have increased their spending budgets for 2000. This has resulted in what we believe is the initial stage of a sustained improvement in the market for offshore drilling services.

    According to Bassoe Offshore Consultants Limited of Edinburgh (UK), an industry analyst and market research firm, the world's jackup rig fleet currently consists of 390 rigs, which vary significantly in terms of technical specifications, water depth capability and age. A total of 117 of these rigs are premium jackup rigs. The average age of the world's jackup rig fleet is 19.7 years with premium jackup rigs having an average age of 18.6 years, which compares to an expected original useful life for such units of approximately 25 to 30 years. Other than our ultra-premium jackup rig under construction in Singapore, there are currently only five other orders with shipyards around the world to construct new jackup rigs, all of which are significantly more expensive jackup rigs designed for work in "harsh environment" areas. Bassoe Offshore A/S beneficially owns an equity interest in us and one of our directors and stockholders, Jonathan Fairbanks, is a partner in Bassoe Offshore A/S, an offshore rig broker and the parent company of Bassoe Offshore Consultants.

    The following table describes the principal characteristics of the worldwide jackup rig fleet as of June 30, 2000:

                                                                               NEW
                                        NUMBER OF      NEW      AVERAGE    BUILDINGS AS
                                          RIGS      BUILDINGS     AGE       PERCENT OF
RIG CLASS                               IN CLASS    IN CLASS    (YEARS)       CLASS
---------                               ---------   ---------   --------   ------------
Harsh environment.....................      21           5        10.3         23.8%
Ultra-premium.........................       7           1        13.7         14.3
Premium...............................     117           0        18.6            0
All others............................     245           0        21.1            0
                                          ----        ----       -----         ----
  Total fleet.........................     390           6        19.7          1.5

------------------------

SOURCE: BASSOE OFFSHORE CONSULTANTS

    The following table compares the average utilization levels and dayrates of the different classes of jackup rigs for each quarter since 1998. The information for our owned rigs consists of results for the CHILES COLUMBUS beginning in the second quarter of 1999 and the CHILES MAGELLAN beginning in the third quarter of 1999. Our chartered rig, the TONALA, began operations in April 2000.

UTILIZATION                                            1998                                        1999
-----------                          -----------------------------------------   -----------------------------------------
                                       1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH
JACKUP CLASS                         QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
------------                         --------   --------   --------   --------   --------   --------   --------   --------
  Harsh environment(1).............       100%       100%       100%       100%       94%        94%        88%        81%
  Ultra-premium(2).................       100        100         80         90       100        100        100        100
  Premium(2).......................        96         96         65         71        76         77         96         97
  All others(2)....................        98         97         82         72        59         64         66         71
  CHILES COLUMBUS/CHILES
    MAGELLAN.......................        --         --         --         --        --        100         98        100
  TONALA...........................        --         --         --         --        --         --         --         --

DAY RATE
-----------------------------------
  JACKUP CLASS
-----------------------------------
 Harsh environment(1)..............  $165,000   $155,000   $125,000   $105,000   $85,000    $75,000    $70,000    $65,000
  Ultra-premium(2).................    75,000     70,000     60,000     38,000    35,000     30,000     28,000     35,000
  Premium(2).......................    62,000     60,000     40,000     28,500    25,000     25,000     25,000     32,000
  All others(2)....................    45,000     42,000     28,000     22,000    20,000     15,000     18,000     22,000
  CHILES COLUMBUS/CHILES
    MAGELLAN.......................        --         --         --         --        --     24,784     26,024     33,071
  TONALA...........................        --         --         --         --        --         --         --         --

UTILIZATION                                 2000
-----------                          -------------------
                                       1ST        2ND
JACKUP CLASS                         QUARTER    QUARTER
------------                         --------   --------
  Harsh environment(1).............       81%        88%
  Ultra-premium(2).................      100        100
  Premium(2).......................      100        100
  All others(2)....................       76         84
  CHILES COLUMBUS/CHILES
    MAGELLAN.......................      100        100
  TONALA...........................       --        100
DAY RATE
-----------------------------------
  JACKUP CLASS
-----------------------------------
 Harsh environment(1)..............  $75,000    $90,000
  Ultra-premium(2).................   42,000     52,000
  Premium(2).......................   37,000     37,625
  All others(2)....................   25,000     28,000
  CHILES COLUMBUS/CHILES
    MAGELLAN.......................   45,263     60,953
  TONALA...........................       --     39,727

------------------------------

SOURCE: BASSOE OFFSHORE CONSULTANTS

(1) Data for harsh environment rigs is derived from North Sea and Canada operations.

(2) Data is derived from Gulf of Mexico operations.

JACKUP RIGS

    Jackup, or self-elevating, rigs are mobile drilling platforms equipped with legs that are lowered to the ocean floor until a foundation is established to support the drilling platform. Oil and gas operators use jackup rigs extensively for offshore drilling in water depths from 20 feet to 400 feet because they provide a stable drilling platform supported by fixed legs that are in firm contact with the bottom of the ocean and are relatively easy to move. Jackups can be designed to operate in a variety of marine environments ranging from relatively warm and tranquil regions to cold and harsh weather regions. Jackup rigs, however, cannot drill in deeper waters. Semi-submersible drilling rigs and drillships must be used to drill wells at water depths greater than 400 feet.

    A jackup rig consists of the hull, jacking system, a drilling package, crew quarters, loading and unloading facilities, storage areas, heliport and other related equipment. The drilling package typically consists of a power plant, hoisting equipment for raising and lowering the drill bit and drill pipe, a rotary system that rotates the drill bit, mud pumps, and systems for controlling well pressure.

    A jackup rig is towed to the drill site with its hull riding in the sea and its legs retracted. At the drill site, the legs are jacked down to the ocean floor until the hull has been elevated a sufficient distance above the water, generally at least 35 feet, to allow storm waves to pass beneath the hull. After completion of drilling operations, the hull is lowered until it rests in the water and then the legs are retracted for relocation to another drillsite. Depending on the condition of the ocean floor, the legs will penetrate a number of feet into the ocean floor, effectively reducing the water depth at which the rig can operate.

    Several factors determine the type of rig most suitable for a particular project. The more significant factors are:

    - the marine environment;

    - water depth and seabed conditions at the proposed drilling location;

    - whether the drilling is being done over a platform or other structure;

    - the intended well depth;

    - the requirement for the capacity to carry equipment and supplies; and

    - well control requirements.

    Considerable variation in utilization and dayrates often exists among different types of rigs, primarily as a function of their capabilities and location.

    Water depth and the nature of the seabed at a particular drilling location dictate the appropriate rig-leg configuration of the jackup rig to be used. Some jackup rigs have a lower hull (mat) attached to the bottom of the rig legs, while others have independent legs. A mat-supported rig provides a stable foundation in flat soft-bottom areas in water depths of up to 250 feet, while independent-leg rigs are better suited for deeper water depths or uneven seabed conditions.

    Jackup rigs can be generally characterized as either cantilevered jackup rigs or slot jackup rigs. A cantilevered jackup rig can extend its drill floor and derrick over an existing, fixed structure, thereby permitting the rig to drill or work over a well located on such a structure. Slot-design rigs are configured for drilling operations to take place through a slot in the hull. A slot design is appropriate for drilling exploratory wells in the absence of any existing permanent structure, such as a production platform, although some slot design rigs are capable of drilling over some small production platforms.

    Jackup rigs vary a great deal in size and capability. Ultra-premium jackup rigs are independent-leg, cantilevered rigs capable of operating in water depths in excess of 350 and up to 375 feet. Ultra-premium jackup rigs also have enhanced cantilever reach and mud pump capacity. Mud pumps are large, heavy-duty pumps that circulate drilling fluid, or mud, from a pit located in the hull into and down the drill pipe to the drill bit and then back up the hole to the surface. The drilling fluid lubricates the drill bit and carries cuttings made by the drill bit to the surface, where the cuttings are screened from the drilling fluid. The clean drilling fluid is then returned to the pit and recirculated through the system. Generally, mud pumps installed on premium rigs produce 3,200, and in some cases, 4,800, horsepower of output capacity. Mud pumps on ultra-premium jackup rigs produce between 4,800 and 6,600 total hydraulic horsepower. Ultra-premium jackup rigs also have extended cantilever reach, which allows them to extend the drill floor 50 to 70 feet over an offshore production platform. Harsh environment jackup rigs differ from ultra-premium jackup rigs primarily in their ability to work in the harsh environments found in the North Sea and off of the eastern coast of Canada and are generally significantly more expensive to construct.

    The following table compares the classifications of jackup rigs:

                             MAXIMUM                               MUD PUMP         ABILITY TO WORK
                           WATER DEPTH     CANTILEVER REACH        CAPACITY            IN HARSH
JACKUP RIG CLASS            (IN FEET)         (IN FEET)         (IN HORSEPOWER)      ENVIRONMENTS
----------------         ---------------   ----------------   -------------------   ---------------
Harsh environment......         300-400             50-75            4,800-8,800        yes
Ultra-premium..........         350-375             50-70            4,800-6,600      limited
Premium................         300-350             30-50            3,200-4,800      limited
Commodity..............          75-250              0-50            2,000-3,200        no

------------------------

SOURCE: BASSOE OFFSHORE CONSULTANTS

OUR FLEET

    From our inception in 1997 until June 1999, we devoted all our efforts to raising capital to finance the construction of our first two new Le Tourneau Super 116 ultra-premium jackup rigs and working capital needed to commence operations, managing the construction of the two rigs and securing drilling contracts. In the second quarter of 1999, we placed the first of these rigs, the CHILES COLUMBUS, into service and during the fourth quarter of 1999, we placed the CHILES MAGELLAN into service. Total construction and outfitting costs, net of capitalized interest, were $84.4 million for the CHILES COLUMBUS and $90.5 million for the CHILES MAGELLAN. Both rigs were delivered on time and within budget.

    In November 1999, we bareboat chartered the TONALA, another new ultra-premium jackup rig, which we placed into service in April 2000. Our charter will automatically extend for one-year periods after the initial term expires in October 2001, unless either party terminates on 90 days' notice. Also, if we are unable to contract the TONALA for more than 40% of the days in any calendar quarter, the owner may terminate the charter on 30 days' notice to us. Under the charter, we pay the owner a fixed percentage of our net operating revenues. Our payment cannot exceed the net operating margin for the TONALA and the owner is required to pay us to the extent revenues do not cover operating expenses and our monthly management fee. In addition, we split 50% of the remaining profits with the owner.

    In April 2000, we also entered into an agreement to build the CHILES DISCOVERY.

    Our rigs are the newest ultra-premium jackup rigs in operation in the world and have capabilities that exceed those of existing ultra-premium jackup rigs. The enhanced capabilities generally include:

    - increased engine horsepower;

    - increased hydraulic horsepower;

    - greater drilling fluid capacity;

    - an enlarged mud handling and solids control system;

    - digital instrumentation;

    - large diameter dual pipe handling equipment; and

    - more efficient well control equipment.

    Digital instrumentation enables our rigs to gather information in a digital form from the rigs' major operational systems and process and transmit that data to local and remote locations on a real-time basis. We are currently developing software that will make this data, including real time video, available to our customers through the Internet.

    The following table summarizes the principal specifications of the ultra-premium jackup rigs we operate and of our rig under construction.

                                 CHILES COLUMBUS          CHILES MAGELLAN               TONALA            CHILES DISCOVERY
                              ----------------------   ----------------------   ----------------------   ------------------
Design......................  LeTourneau Super 116     LeTourneau Super 116     LeTourneau Super 116      KFELS Mod V "B"
Year built..................          1999                     1999                     2000               expected 2002
Location....................     Gulf of Mexico           Gulf of Mexico           Gulf of Mexico            Singapore
Ownership status............          owned                    owned                   charter                 owned
Operational status..........         working                  working                  working           under construction
Current customer............         Unocal                    Shell                CNG Producing               N/A
Leg length..................          511'                     544'                     477'                    517'
Maximum water depth.........          360'                     375'                     350'                    360'
Cantilever reach............           70'                      70'                      65'                    70'
Mud pump capacity...........        6,600 hp                 6,600 hp                 6,600 hp                6,600 hp
Control systems.............         Digital                  Digital                  Analog                 Digital

CHILES DISCOVERY CONSTRUCTION CONTRACT

    On April 6, 2000, we entered into an agreement with Keppel FELS to build the CHILES DISCOVERY for us. We expect the CHILES DISCOVERY to be delivered and placed in operation in the second quarter of 2002. We are currently marketing the rig for use after its completion in Austral-Asia, but do not currently have a contract in place. The CHILES DISCOVERY and additional rigs that we may have built under the master option agreement described below will be KFELS Mod V "B" ultra-premium jackup rigs. These rigs have been designed to have somewhat higher capabilities than our current fleet. These rigs will also have greater load carrying capacity, which will allow them to operate for longer periods of time independent of shore supplies and to withstand more severe environmental forces. These new rigs are also designed to allow further significant upgrades of their load carrying capacity.

    Under our contract, Keppel FELS is building the CHILES DISCOVERY at its shipyard located in Jurong, Singapore. The Keppel FELS shipyard is a worldwide leader in jackup drilling rig construction. Keppel FELS introduced the KFELS
Mod V "B" ultra-premium jackup rig design and has built 26 jackup rigs since the 1970s. The KFELS Mod V "B" is essentially a smaller version of a KFELS Mod V harsh environment jackup rig design.

    PAYMENT TERMS. The shipyard contract price for the CHILES DISCOVERY is approximately $75 million, exclusive of equipment. The contract price for the rig is payable in six installments, five of which (80% of the contract price) are due prior to delivery. As of June 30, 2000, we have made no installment payments beyond the 20% that was due at contract signing.

    DELIVERY DATE. The original scheduled delivery date under the agreement is in February 2002. The delivery date may be extended, without penalty, to Keppel FELS as a result of our failure to timely deliver to Keppel FELS any equipment we are required to furnish or because of delays caused by any governmental agency or other events outside the control of Keppel FELS. We currently expect to place the CHILES DISCOVERY in operation in the second quarter of 2002.

    LIQUIDATED DAMAGES AND BONUSES FOR DEVIATIONS IN VARIABLE LOAD
TOLERANCE. If the variable load that the rig can carry does not meet the target load and Keppel FELS cannot correct the deficiency, then Keppel FELS will pay us liquidated damages of up to $3 million. If the variable load tolerance falls below a minimum threshold, we will have the right, unless Keppel FELS can make corrective modifications, to reject the rig, terminate the agreement and receive a refund of all progress payments already made plus 8% interest. If the load tolerance is in excess of an upper threshold, we will pay Keppel FELS a bonus of up to a maximum of $3 million.

    RISK OF LOSS; KEPPEL FELS INSURANCE. The risk of loss of the rig passes to us upon delivery and our acceptance of the rig. However, in the event of a total loss of the rig prior to delivery, the agreement will terminate and we will owe Keppel FELS for that portion of the rig then constructed for which we have not made progress payments. Under the agreement, however, Keppel FELS maintains builder's risk insurance which may offset any of these progress payments.

    KEPPEL FELS WARRANTY. For a period of 12 months following the date of delivery of the rig, Keppel FELS warrants its workmanship and materials from material defects and systems designed, supplied and installed by Keppel FELS and that it will be in compliance with the rig construction agreement specifications. Keppel FELS will, at our choice, repair or replace the defective workmanship or components or reimburse us for the costs of such corrections. Equipment or other components of the rig sold to us pursuant to the rig construction agreement but not manufactured by Keppel FELS are not covered by Keppel FELS' warranty.

MASTER OPTION AGREEMENT

    On April 6, 2000, we entered into a master option agreement with Keppel FELS and its wholly owned subsidiary, AMFELS Inc. The AMFELS shipyard in Brownsville, Texas, where the CHILES COLUMBUS and the CHILES MAGELLAN were built, originally built and operated by Marathon LeTourneau, Inc., is one of the most experienced shipyards in the offshore drilling industry. Under the master option agreement, we have the right to require Keppel FELS or AMFELS to construct up to three KFELS Mod V "B" ultra-premium jackup drilling rigs.

    FIRST RIG OPTION. We currently intend to exercise this option and to use approximately $42 million of the net proceeds from this offering toward the cost of the first option rig and to finance the balance with notes or bonds guaranteed by the U.S. government under a ship financing program administered by the U.S. Maritime Administration or by borrowings under our new $120 million bank facility and cash from operations. We have filed an application with the U.S. Maritime Administration to approve the issuance of loan guarantees to finance the construction costs of this first option rig. We have also received a commitment from the lenders under our bank facility to replace our existing $40 million bank facility with a new $120 million bank facility. If we are unable to secure the U.S. Maritime Administration's approval on satisfactory terms, we intend to finance the remaining construction costs with a portion of the proceeds from this new bank facility and cash from operations. We are currently negotiating definitive agreements for the new bank facility; however, we cannot give you absolute assurance that we will be able to secure satisfactory debt financing. The shipyard contract price will be approximately $76 million, exclusive of equipment that we are required to provide and other costs including overhead allocation, shipyard supervision and capitalized interest and related costs. The rig will be deliverable no later than 22 months after the date the option is exercised. This option expires October 3, 2000. If we do not exercise this option, the remaining two options will terminate.

    SECOND RIG OPTION. If we exercise the first rig option, we will have the right to require AMFELS or Keppel FELS to construct a second ultra-premium jackup rig. If we exercise this second option by April 6, 2001, the shipyard construction price will be approximately $78 million, exclusive of equipment that we are required to provide and other costs including overhead allocation, shipyard supervision and capitalized interest and related costs. The shipyard construction price may be adjusted for inflation if built in the United States or for U.S. dollar/Singapore dollar exchange rate fluctuation if built in Singapore if we exercise the option after April 6, 2001. The rig will be deliverable no later than 22 months after the date we exercise the option, subject to available capacity in the shipyard that we select. Unless earlier terminated, the second option expires April 6, 2002. If we do not exercise this option by that time, the remaining option also will terminate.

    THIRD RIG OPTION. If we exercise the second rig option, we will have the right to require AMFELS or Keppel FELS to construct another rig. The purchase price will be the best price offered to any customer of the shipyard for a rig of equivalent specification at the time we exercise the option. That rig will be deliverable no later than 24 months after the date we exercise the option. Unless earlier terminated, this option expires January 6, 2003.

TONALA AGREEMENT

    On July 20, 2000, we entered into an agreement with Perforadora Central, S.A. de C.V., its parent corporation and that parent's stockholders to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA, the rig that we currently operate under a bareboat charter with Perforadora Central. Under the terms of the agreement, the stockholders will receive approximately 2,679,723 shares of our common stock. Following the completion of this offering and the issuance of those shares, we would have approximately 19,196,964 shares issued and outstanding, of which Perforadora Central would hold approximately 14%.

    As a result of the contemplated transactions, we will also assume approximately $64.6 million aggregate principal amount of debt incurred by Perforadora Central to construct the rig. That debt is guaranteed by the U.S. Maritime Administration and bears interest at the rate of 5.6% per year until its maturity in 2010. Based on discussions with the U.S. Maritime Administration, we anticipate that the U.S. Maritime Administration will consent to the transaction and permit us to assume that debt; however, we cannot assure you that we will receive the necessary consent from the U.S. Maritime Administration or that we will not be required to agree to additional terms or provide additional collateral in support of that debt. In the event the U.S. Maritime Administration does not approve the transaction and we choose to proceed with the transaction, we would have to refinance that debt under a new $120 million bank facility, which will replace our existing $40 million bank facility. We have obtained commitments from banks to provide the new facility and are currently negotiating a definitive credit agreement.

    We expect to complete the TONALA transactions this year; however, the transactions are conditioned upon the occurrence of a number of events, including the approval of the U.S. Maritime Administration, the consummation of this offering and the receipt of customary consents and approvals by Perforadora Central and its affiliates with respect to the transactions.

COMPETITION

    The contract drilling industry is highly competitive. Customers generally award contracts on a competitive bid basis. Although a customer selecting a rig may consider, among other things, a contractor's safety record, operational capability, crew quality and quality of service and equipment, dayrates and the total cost to drill a well are the principal factors customers consider when selecting a drilling contractor. Therefore, more productive jackup rigs can receive higher dayrates if they can demonstrate an ability to lower total costs of drilling the well. Competition is usually restricted to a particular region, although drilling rigs can be moved from one region to another in response to changes in market conditions. Such movement or a decrease in drilling activity in any major market could depress dayrates and could adversely affect the utilization of our rigs. In addition, multiple classes of rigs, including harsh environment, jackup rigs and semi-submersible rigs, may have the technical ability to compete for any given drilling opportunity, making bidding particularly competitive in periods of low utilization. Substantially all of our competitors are much larger and more established companies with greater financial resources.

OUR DRILLING CONTRACTS

    Our drilling contracts vary in their terms and provisions. We expect to obtain future contracts through competitive bidding, although we also are awarded drilling contracts without competitive bidding. Drilling contracts generally provide for a basic drilling rate on a fixed dayrate basis regardless of whether such drilling results in a successful well. Drilling contracts may provide for lower rates during periods when a rig cannot undertake drilling operations because it is being moved, or suffering equipment breakdowns, adverse weather conditions or other conditions beyond our control. Under dayrate contracts, we would generally expect to pay the operating expenses of the rig, including wages and the cost of incidental supplies. Our contracts often provide us with an incentive bonus based upon performance.

    A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well, a group of wells or a stated term. Contracts covering a single well or a group of separate wells are called well-to-well contracts and those for a stated term are called term contracts. In the Gulf of Mexico, well-to-well contracts are typically 30 to 90 days in duration, while term contracts generally cover a period of at least six months. Contracts also generally permit the customer to terminate the contract in the event the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or in some cases due to other events beyond the control of either party. In addition, contracts may permit the customer to terminate the contract early by giving notice and in some circumstances may require the customer to pay an early termination fee. A customer may in many instances extend the contract term by exercising options for the drilling of additional wells on predetermined or newly agreed terms, including dayrates to be paid.

    Market demand for rigs and the management strategy of the offshore drilling contractor and its customers generally determine the duration of offshore drilling contracts. In periods of rising demand for offshore rigs, contractors typically prefer short-term contracts that give contractors the flexibility to profit from increasing dayrates. During these periods customers with reasonably definite drilling programs typically prefer longer term contracts to fix drilling prices at the lowest level possible. Conversely, in periods of decreasing demand for offshore rigs, contractors generally prefer longer term contracts to preserve dayrates at existing levels and ensure utilization. We intend to seek a reasonable balance of short- and long-term contracts to minimize the downside impact of a decline in the market while still taking advantage of increasing dayrates in a rising market.

    The contract drilling industry is highly volatile and cyclical. During industry down cycles we compete more aggressively for contracts and we may have to accept liability and indemnity provisions that do not offer the same level of protection against potential losses that we may obtain during industry up cycles. During down cycles, we may feel compelled to enter into long-term contracts for our rigs with low dayrates, and then we would not be able to contract these rigs at higher dayrates if industry conditions improve during the term of the contracts. Both increased contractual liabilities and lower revenues may have an adverse effect on our results of operations.

    We do not intend to enter into turnkey drilling contracts because of the higher levels of risk inherent in these arrangements. Under typical turnkey drilling arrangements, the drilling contractor does not receive progress payments and is entitled to be paid by the customer only upon successful completion of the drilling contract. For these reasons, the risk under turnkey drilling contracts is substantially greater than for wells drilled on a dayrate basis because the contractor must assume the risks associated with completing a well.

CUSTOMERS

    Our customers consist primarily of major international and large independent oil companies and their affiliates. Several major international oil companies have recently consolidated, and we are currently unable to predict the impact, if any, of this consolidation on our business. During the year ended
December 31, 1999, Union Oil Company of California (Unocal) accounted for 39% of our consolidated revenues, CNG Producing Company accounted for 28% of our revenues and Torch Operating Company accounted for 23% of our revenues. For the six months ended June 30, 2000, Unocal accounted for 37% of our revenues, Shell Offshore Inc. accounted for 14% of our revenues,

CNG Producing Company accounted for 14% of our revenues, ATP Oil & Gas Corporation accounted for 13% of our revenues and BHP Petroleum Americas Inc. accounted for 10% of our revenues. For further information about the concentration of our customer base, see note 2 of the notes to the consolidated financial statements included in this prospectus. We do not believe that under current industry conditions the loss of any of these customers would have a material adverse effect on our results of operations.

GOVERNMENTAL REGULATION

    Our operations are subject to a variety of federal, state and local environmental and safety laws and regulations which, among other things, limit discharge of certain materials into the environment and can require removal and cleanup operations. For example, we could become liable for damages and costs incurred in connection with oil spills. Environmental protection has become increasingly stringent in recent years, and certain laws impose "strict liability" rendering a company liable for environmental damage without regard to fault. Such environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws at the time such acts were performed. In addition, these laws and regulations can restrict access to certain areas, reducing potential sales of our service in the United States.

    The primary federal environmental laws to which we are subject include:

    - Federal Water Pollution Control Act of 1972;

    - Oil Pollution Act of 1990;

    - Outer Continental Shelf Lands Act;

    - Clean Air Act;

    - Resource Conservation and Recovery Act; and

    - Comprehensive Environmental Response, Compensation and Liability Act of 1980, as each has been amended.

    The Federal Water Pollution Control Act of 1972, commonly called the Clean Water Act, prohibits the discharge of certain substances into the navigable U.S. waters without a permit. The regulations implementing the Clean Water Act require operators to obtain permits before beginning certain exploration or drilling activities. The Environmental Protection Agency periodically increases the restrictions on discharges, thereby increasing the costs of drilling operations. Violations of monitoring, reporting and permitting requirements can result in the imposition of civil and criminal penalties. Citizens' groups also can enforce the provisions of the Clean Water Act. This increases the likelihood of litigation. Many states have similar laws and regulations.

    The Oil Pollution Act of 1990 ("OPA '90") and similar laws in Texas, Louisiana and other coastal states address oil spill prevention and control. These laws impose, with limited exceptions, joint and several liability upon each responsible party for oil removal costs and a variety of public and private damages. The owner or operator of a drilling vessel qualifies as a "responsible party" and could be held responsible for damages caused by all parties responsible for an oil spill. OPA '90 also imposes ongoing requirements, for demonstrating financial responsibility and for oil spill contingency planning. Civil or criminal enforcement actions can arise from failure to comply with such ongoing requirements.

    The Outer Continental Shelf Lands Act ("OCLSA") authorizes regulations relating to safety and environmental protection related to oil and gas exploration and production operations on the outer continental shelf, which includes submerged lands subject to U.S. control and seaward of areas the states control. Specific design and operational standards may apply to vessels, rigs, platforms, vehicles and structures operating on the outer continental shelf. A violation of the standards issued pursuant to OCLSA can result in large civil and criminal penalties. It also could result in court injunctions curtailing operations and canceling leases. These liabilities can result from either governmental prosecution or citizen suits, increasing the potential for litigation under this law.

    Our operations are subject to regulations under the Clean Air Act, air emission standards under the OCSLA, and, in certain areas, state air regulations. Air quality controls can affect offshore drilling operations by increasing operating costs, imposing capital expenditures, or limiting access to certain areas. The controls or limits arise from programs to protect air quality in certain pristine areas and to meet air quality standards in areas with unacceptable levels of air contaminants.

    Our operations can and do involve the use of hazardous materials, such as fracturing fluids or acids. Use of some hazardous materials can generate waste that is subject to regulations under the Resource Conservation and Recovery Act ("RCRA") and comparable state regulation. Failure to comply with RCRA waste management standards can result in civil and criminal penalties. The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") imposes reporting requirements for releases of hazardous substances, and joint and several liability for cleanup of certain areas containing hazardous substances. Some, but not all, materials we handle in our operations are exempt from RCRA hazardous waste requirements, such as drilling fluids, produced waters, and certain other wastes associated with exploration and drilling. In addition, CERCLA exempts crude oil and its fractions, and natural gas, from the definition of "hazardous substance." Elimination or modification of those exemptions could increase the costs of exploration and drilling operations as well as potential environmental liability.

INDEMNIFICATION AND INSURANCE

    We emphasize ongoing safety and training programs and have installed significant safety equipment, all designed to promote a safe working environment. Nevertheless, our operations are subject to the many hazards inherent in the drilling business.

    While we maintain broad insurance coverage, this insurance generally does not cover all types of losses, including war, internal disturbances, expropriation or nationalization. Losses and liabilities arising from uninsured or underinsured events would reduce our revenues and increase our costs. In addition, pollution and similar environmental risks generally are not fully insurable. As a result, although we believe our existing insurance coverage is consistent with industry practices, it may not protect us from all of our operational risks or against liability from all consequences of well disasters, maritime casualties or damage to the environment resulting from operations or hazardous waste disposal. Our insurance may not prove to be sufficient to protect us for the full market or replacement value of lost assets. We may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters and not be indemnified by our customers or insured.

    We believe our policy of purchasing insurance coverage is consistent with industry practice for the types, amounts and limits of insurance maintained. Occasionally, we review our coverage levels and adjust them commensurate with industry conditions and perceived rig values. However, we cannot assure you that the desired insurance coverage will continue to be available at rates considered reasonable or that the types of coverage we need will be available at any cost. In addition, because of the relatively small size of our fleet, an uninsured loss could be much more detrimental to our operations and future prospects than it would be to one of our larger competitors with a larger fleet of rigs.

    If we determine our insurance to be inadequate, uneconomic or unavailable, we will evaluate our exposure to uninsurable risks before participating in any projects. To the extent permitted by market conditions, we contract with our customers to provide us with indemnification or other protection against risks not generally covered by insurance and against losses in excess of applicable insurance limits. We generally have been able to obtain contractual indemnification from our customers which protects and indemnifies us to some degree from liability arising out of damages to customer property and injuries to specified personnel, reservoir, pollution and environmental damages and wild well control. However, we are not able to obtain this indemnification in all of our contracts.

EMPLOYEES

    As of June 30, 2000, we had approximately 215 employees. We consider our relationship with our employees to be good. None of our employees are covered by any collective bargaining agreement.

PROPERTIES

    We lease approximately 8,700 square feet of office space located at 11200 Richmond Avenue, Suite 490, Houston, Texas 77082.

LEGAL PROCEEDINGS

    We are not a party to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The individuals who will be our executive officers, key employees and directors immediately following this offering, as well as their ages, positions and brief biographies are as follows:

NAME                                                AGE                             POSITION
----                                        --------------------   ------------------------------------------
Charles Fabrikant*........................                    55   Chairman
Randall Blank*............................                    50   Director
William Chiles*...........................                    51   President, Chief Executive Officer and
                                                                   Director
Dick Fagerstal*...........................                    39   Senior Vice President, Chief Financial
                                                                   Officer, Secretary and Director
Donald Gregg..............................                    61   Senior Vice President--Operations and
                                                                   Engineering
William Hopkins...........................                    58   Vice President--Human Resources
William Thorogood.........................                    55   Vice President--Controller and Assistant
                                                                   Secretary
Jonathan Fairbanks*.......................                    34   Director
Timothy McKeand*..........................                    50   Director
Robert Pierot*............................                    41   Director

------------------------

* These individuals served as our managers under our limited liability company operating agreement since our inception in August 1997, except for Messrs. McKeand and Pierot, who served since December 1997.

    CHARLES FABRIKANT has been our Chairman since August 1997. Mr. Fabrikant has been Chairman of the Board and Chief Executive Officer of SEACOR since
December 1989. He has been President of SEACOR since October 1992 and a director and President of SEACOR Rigs since August 1997. For more than the past five years, Mr. Fabrikant has been the Chairman of the Board and Chief Executive Officer of SCF Corporation and President of Fabrikant International Corporation, each a privately owned corporation engaged in marine operations and investments. Mr. Fabrikant is a licensed attorney admitted to practice in the State of New York and in the District of Columbia.

    RANDALL BLANK served as our Vice President and Treasurer from August 1997 until June 2000. Mr. Blank has been Executive Vice President and Chief Financial Officer of SEACOR since December 1989 and has been its Secretary since
October 1992. Mr. Blank has served as a director and Vice President of SEACOR Rigs since August 1997.

    WILLIAM CHILES has served as our President and Chief Executive Officer since August 1997. In March 1997, Mr. Chiles and Mr. Donald B. Gregg led the formation of COI, LLC, one of our founding equity holders. Mr. Chiles has extensive management experience in offshore drilling operations and, until March 1997, was Senior Vice President--Drilling Operations of Cliffs Drilling Company, responsible for the operation of its worldwide fleet. From 1992 to May 1996, Mr. Chiles was President and Chief Executive Officer of Southwestern Offshore Corporation, a company he founded in 1992, the assets of which were acquired by Cliffs Drilling Company in 1996. Mr. Chiles co-founded Chiles Drilling Company, an offshore contract drilling company, in 1977 and its successor, Chiles Offshore Corporation, in 1987.

    DICK FAGERSTAL has served as Senior Vice President and Chief Financial Officer since August 1997 and Secretary since February 1998. Mr. Fagerstal also serves as Vice President, Finance and Treasurer of SEACOR. Until the end of July 1997 and for the previous 12 years, Mr. Fagerstal worked as a bank officer with Den norske Bank ASA, New York Branch (and its predecessor Den norske Creditbank AS), which is one of the world's leading lenders to companies involved in the offshore service industry. During the last seven years in this position, he had primary responsibility for offshore and shipping client relationships in the North American market covering many of the offshore drilling rig and offshore supply vessel companies.

    JONATHAN FAIRBANKS served as Secretary of Chiles Offshore from August 1997 until February 1998 and served as our Vice President from February 1998 until February 1999. Since 1990, Mr. Fairbanks has been a partner in Bassoe Offshore A/S, a brokerage and market research firm serving the offshore drilling and service industry since 1978.

    DONALD GREGG has served as Senior Vice President--Operations and Engineering since August 1997. He was a co-founder of COI, LLC in March 1997. In 1994,
Mr. Gregg formed and served as the President of International Renovators, Inc., a company that provided technical assistance, engineering and regulatory consulting services to the offshore drilling industry, until March 1997. From October 1996 to March 1997, Mr. Gregg was an employee of Cliffs Drilling Company. From February 1982 until May 1994, Mr. Gregg was employed in various positions at Chiles Drilling Company and its successors, including Vice President--Engineering, Vice President--Operations and Vice President--Marketing.

    WILLIAM HOPKINS has served as our Vice President--Human Resources since November 1997. From March 1995 to October 1997, Mr. Hopkins served as an area executive and senior consultant for Right Management Consultants, an international human resources management consulting firm providing services to the contract drilling and other oilfield service industries. From April 1992 to February 1995, Mr. Hopkins was Director of Safety, Training and Environmental Management of Tidewater, Inc., a major oilfield service company.

    WILLIAM THOROGOOD has served as our Vice President--Controller since December 1997 and as Assistant Secretary of Chiles Offshore since
February 1998. From December 1993 until March 1997, Mr. Thorogood served as Vice President--Finance of Southwestern Offshore Corporation, the assets of which were acquired by Cliffs Drilling Company in May 1996. Mr. Thorogood is a certified public accountant.

    TIMOTHY MCKEAND has been Vice President, Marketing of SEACOR since 1989 and has been Vice President of several of SEACOR's subsidiaries that are active in domestic operations.

    ROBERT PIEROT has served as a director for more than ten years of Jacq. Pierot Jr. & Sons, Inc., a private corporation engaged in marine advisory services, including sales and purchases of marine assets and marine asset appraisals. Mr. Pierot also serves as president of Pierot Enterprises, Inc., a closely held corporation engaged in investments.

EXECUTIVE OFFICERS

    Our executive officers are elected by our board of directors to serve until their successors are duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office. Information with respect to our current executive officers is set forth above.

    Under our services agreement with SEACOR, SEACOR furnishes us with the services of Dick Fagerstal, who serves as our Senior Vice President and Chief Financial Officer. Mr. Fagerstal is also the Vice President-Finance and Treasurer of SEACOR. While we currently have no intention to terminate the services agreement or retain a different Chief Financial Officer, it is possible that our board of directors may appoint a Chief Financial Officer who is unaffiliated with SEACOR.

BOARD OF DIRECTORS COMPOSITION

    Our board of directors is currently comprised of seven individuals, four of whom are directors or officers of SEACOR or its affiliates and one of whom is our employee. We expect the board of directors to appoint an additional two directors within 90 days of the completion of this offering, both of whom will be independent directors who will serve on our audit committee. If we complete the TONALA transaction, we, SEACOR and William Chiles have agreed to use our best efforts to cause two designees of the stockholders of Perforadora Central's parent corporation to each become members of our board of directors.

    Under our bylaws, our directors are elected at the annual stockholders meeting by a plurality of the votes cast in the election. Our directors may be removed with or without cause upon the vote of holders of a majority of the voting power of shares of our outstanding common stock.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our bylaws will provide for audit, compensation and executive committees.

    AUDIT COMMITTEE

    The audit committee will consist of three independent directors and will be responsible, among other things, for:

    - recommending the selection of our independent accountants;

    - reviewing and approving the scope of our independent accountants' audit activity and extent of non-audit services;

    - reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

    - reviewing our financial statements with management and the independent accountants and exercising general oversight of our financial reporting process; and

    - reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

    COMPENSATION COMMITTEE

    The compensation committee will consist of three directors. This committee's responsibilities will include:

    - administering and granting awards under our 2000 Stock Option Plan;

    - reviewing the compensation of our Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

    - examining periodically our general compensation structure; and

    - supervising our welfare and pension plans and compensation plans.

    EXECUTIVE COMMITTEE

    The executive committee will have the authority to exercise the powers of our board of directors, other than those reserved to the audit committee, the compensation committee or to our full board of directors.

DIRECTOR COMPENSATION

    Our board of directors will determine what compensation, if any, shall be paid to directors for their service. Each director who is not also our employee will be paid the reasonable costs and expenses incurred in relation to his services as a director.

    Our managers were paid no fees or additional compensation for service as members of the management committee or any of its committees, irrespective of whether or not they were our employees or of SEACOR or any other affiliated company. Each manager who was not our employee was paid the reasonable costs and expenses incurred in relation to his services as a manager.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal year 1999, the compensation committee of our management committee consisted of three managers, Charles Fabrikant, Jonathan Fairbanks and Robert Pierot. None of the members of our compensation committee serves as an executive officer, although Mr. Fairbanks served as our Vice

President and served as our Secretary from August 1997 until February 1998.
Mr. Fabrikant is the Chairman, President and Chief Executive Officer of SEACOR and a director and President of SEACOR Rigs. Mr. Fairbanks is a partner of Bassoe Offshore A/S. We paid Bassoe Offshore (USA), Inc., an affiliate of Bassoe Offshore A/S, commissions of $505,000 upon delivery of the CHILES COLUMBUS and CHILES MAGELLAN. We will also pay Bassoe Offshore (USA) a commission of $500,000 upon delivery of the CHILES DISCOVERY. We will also be obligated to pay Bassoe Offshore (USA) a commission equal approximately 0.1% of the purchase price under the TONALA agreement if we complete the contemplated transactions. For more information, see "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

    The following table shows for the fiscal years ended December 31, 1999, 1998 and 1997 the cash compensation we paid, and a summary of certain other compensation paid, earned or accrued for each year, to our Chief Executive Officer and our four other most highly compensated executive officers as of December 31, 1999 who received total compensation exceeding $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                           ANNUAL          ------------
                                                     COMPENSATION(1)(2)     SECURITIES
           NAME AND PRINCIPAL                        -------------------    UNDERLYING       ALL OTHER
                POSITION                    YEAR      SALARY     BONUS      OPTIONS(4)    COMPENSATION(5)
----------------------------------------  --------   --------   --------   ------------   ---------------
William Chiles..........................    1999     $197,500   $    --        4,487           $7,494
  President, Chief                          1998      200,000    33,334       33,253            5,250
  Executive Officer and Director            1997       97,984        --           --              639

Dick Fagerstal(3).......................    1999      113,000        --        4,487               --
  Senior Vice President,                    1998      145,000        --       33,253               --
  Chief Financial Officer, Secretary and    1997           --        --           --               --
  Director

Donald Gregg............................    1999      118,500        --        4,487            4,155
  Senior Vice President-                    1998      120,000    20,000       33,253            2,400
  Operations & Engineering                  1997       55,000                     --               --

William Hopkins.........................    1999       98,947        --        2,956            2,968
  Vice President-Human Resources            1998      100,200    16,700       23,224            1,378
                                            1997       20,546        --           --           22,609

William Thorogood.......................    1999       98,750        --        2,956            3,169
  Vice President-                           1998      100,000    16,667       23,224            2,000
  Controller and Assistant                  1997           --        --           --               --
  Secretary

------------------------

(1) Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary reported for the named executive officer.

(2) Includes salary and bonus earned, as well as all deferred portions of bonuses based on service during the year indicated.

(3) The services of Dick Fagerstal are provided by SEACOR pursuant to an administrative services agreement. Under this agreement, we pay a management fee to SEACOR for Mr. Fagerstal's services. We do not pay Mr. Fagerstal directly for his services as our executive officer. The amount presented as salary reflects payments made to SEACOR under the agreement.

(4) Options were initially granted in March 1998 and December 1999 pursuant to the Chiles Offshore LLC 1998 Equity Option Plan. The numbers presented reflect the assumed number of shares of common stock into which those options will automatically convert upon completion of this offering.

(5) Amounts shown for 1998 include: (i) our contributions under the Retirement Plan described below in the following amounts: Mr. Chiles, $3,333;
    Mr. Gregg, $2,400; Mr. Hopkins, $1,378; and Mr. Thorogood, $2,000; and
    (ii) life insurance premiums we paid on behalf of Mr. Chiles in the amount of $1,917. The amounts shown for 1999 include (i) our contributions under the Retirement Plan described below in the following amounts Mr. Chiles, $4,937; Mr. Gregg, $4,155; Mr. Hopkins, $2,968; Mr. Thorogood, $3,169 and
    (ii) life insurance premiums we paid on behalf of Mr. Chiles in the amount of $2,557.

RETIREMENT PLAN

    Effective May 1, 1998, we adopted a defined contribution plan, designed to qualify under Section 401(k) of the Internal Revenue Code covering substantially all of our employees. Under the plan, we match employees' contributions in an amount equal to 50% of such contributions, up to 6% of the participant's eligible compensation, subject to a vesting schedule that entitles the employee to a percentage of the matching contributions based upon years of service.

STOCK OPTION GRANTS

    The compensation committee has authorized that stock options to purchase at the initial public offering price the indicated number of shares be granted in connection with the closing of this offering: Mr. Chiles--44,272;
Mr. Fagerstal--44,272; Mr. Gregg--44,272; Mr. Hopkins--16,099; and
Mr. Thorogood--16,099. Options to purchase an additional 32,198 shares will be issued to other employees.

    The following table sets forth information for options granted during the fiscal year ended December 31, 1999 to our chief executive officer and each of our four other most highly compensated executive officers as of December 31, 1999 who earned in excess of $100,000.

    All of these options were granted under our 1998 Equity Option Plan. Options granted under the 1998 Equity Plan generally vest over a three-year period with 33 1/3% of the shares vesting at the anniversary of the grant date and the remaining shares vesting in equal parts over the following two years.

    The percentages in the column entitled "Percent of Total Options Granted to Employees in Fiscal 1999" was based on an aggregate of 49,193 options granted during fiscal 1999. The weighted average exercise price of each option is equal to $12.67 per share.

    The potential realizable value is calculated based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock appreciation of 5% and 10% as required by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon the initial public offering price of $19.00 per share, appreciates at the indicated rate for the entire term of the options and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

           STOCK OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1999

                                                                                             POTENTIAL REALIZABLE
                                           PERCENT OF TOTAL                                    VALUE AT ASSUMED
                             NUMBER OF      STOCK OPTIONS                                   ANNUAL RATES OF STOCK
                            SECURITIES         GRANTED                                        PRICE APPRECIATION
                            UNDERLYING       TO EMPLOYEES                                      FOR OPTION TERM
                           STOCK OPTIONS        DURING        EXERCISE PRICE   EXPIRATION   ----------------------
NAME                          GRANTED        FISCAL 1999        PER SHARE         DATE         5%          10%
----                       -------------   ----------------   --------------   ----------   ---------   ----------
William Chiles...........       4,487             9.1%            $12.96            2009     $74,104     $142,871
Dick Fagerstal...........       4,487             9.1%            $12.96            2009     $74,104     $142,871
Donald Gregg.............       4,487             9.1%            $12.96            2009     $74,104     $142,871
William Hopkins..........       2,956             6.0%            $12.96            2009     $48,819     $ 94,122
William Thorogood........       2,956             6.0%            $12.96            2009     $48,819     $ 94,122

2000 STOCK OPTION PLAN

    We have adopted the Chiles Offshore Inc. 2000 Stock Option Plan to be effective upon our conversion into a corporation.

    We intend our option plan generally to attract, retain and motivate officers, key employees and other persons providing services to us, our subsidiaries and our affiliates by providing them with opportunities to acquire shares of our common stock or to receive monetary payments based on the value of such shares in order to align their interests with those of our stockholders. The number of shares of our common stock that may be granted under our option plan shall be equal to five percent of the outstanding number shares of our common stock on a fully diluted basis immediately following our initial public offering. The common stock issuable upon exercise of stock options and stock appreciation rights and vesting of performance awards, stock awards or stock units may be authorized and unissued shares or treasury shares. A committee appointed by our board of directors from among its members will administer our option plan. The committee will be comprised of not less than two non-employee members of our board of directors. The committee will have the authority, subject to the terms of the option plan, to:

    - determine when and to whom to make grants or awards under the option plan;

    - determine the number of shares to be covered by the grants or awards;

    - determine the types and terms of performance awards, stock options, SARs, stock grants and stock units;

    - determine the exercise price of stock options and SARs; and

    - prescribe, amend and rescind rules relating to the option plan.

    The committee's determinations under the option plan will be binding and conclusive on all participants, need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, grants and awards under the option plan.

    AMENDMENT AND TERMINATION Our board of directors may amend from time to time, suspend or terminate the option plan at any time except that, unless approved by our stockholders, no such amendment may:

    - materially increase the total number of shares which may be issued under the option plan;

    - materially increase the total amount of benefits that we may grant under the option plan to any single person; or

    - materially modify the requirements as to eligibility for benefits under the option plan.

    By mutual agreement between us and a participant, we may grant benefits under the option plan in substitution and exchange for, and in cancellation of benefits previously granted to the participants under the option plan. However, our board of directors may not amend the option plan so as to reduce the amount of any existing benefits or change their terms and conditions in a manner materially adverse to any participant without the participant's consent. Benefits which we grant under the option plan are subject to adjustment at the committee's discretion in the event of certain changes affecting the common stock.

    DURATION The committee may grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, "non-qualified stock options" or SARs in respect of shares of common stock. The committee may grant incentive stock options only to employees. The exercise price of a stock option or base price of a SAR will be such per share exercise price as the committee may determine at the date of grant; except that the per share exercise price may not be less than 90% of the fair market value of common stock on the date the option is granted. The committee will determine the exercise period for stock options and SARs and their terms and conditions. The exercise period may not exceed 10 years from the initial date of grant (except upon death of an optionee or grantee in the last year of the exercise period, in which case, the expiration date may extend beyond such period but no later than one year after death). The committee may, at time of grant, provide for the grant of subsequent restoration stock options if the exercise price is paid for by delivering previously owned shares of common stock. The number of shares of common stock covered by any restoration stock option cannot exceed the number of shares tendered, the exercise price must be equal to the fair market value of the common stock on the date the restoration stock option was granted, and the exercise period may not extend beyond the remaining exercise period of the original option.

    In the event of a "change-of-control" (as defined in our option plan), the committee will make an adjustment to each outstanding stock option and SAR. After the adjustment, each stock option and SAR may be exercisable for such securities, cash and/or other property as would have been received in respect of the common stock subject to such stock option or SAR had such stock option or SAR been exercised in full immediately prior to such change-of-control or distribution. The committee will make an adjustment successively each time any such change occurs. In addition, in the event of any such change or distribution, in order to prevent dilution or enlargement of participants' rights under the option plan, the committee will have authority to adjust, in an equitable manner:

    - the number and kind of shares that may be issued under the option plan;

    - the number and kind of shares subject to outstanding benefits;

    - the exercise price applicable to outstanding benefits; and

    - the fair market value of the common stock and other value determinations applicable to outstanding benefits.

    The committee may also make appropriate adjustments in the terms of any benefits under the option plan to reflect such changes or distributions and to modify any other terms of outstanding benefits on an equitable basis, including modifications of performance targets and changes in the length of performance periods. In addition, the committee is authorized to make adjustments to the terms and conditions of, and the criteria included in, benefits in recognition of unusual or nonrecurring events affecting us or our financial statements, or in response to changes in applicable laws, regulations, or accounting principles. Notwithstanding the foregoing, each such adjustment with respect to an incentive stock option will comply with the rules of Section 424(a) of the Code. Also, in no event can the committee make any adjustment which would render invalid any incentive stock option granted under the option plan, other than an incentive stock option for purposes of Section 422 of the Code.

    An optionee may transfer stock options and SARs only by will or by the laws of descent and distribution. The optionee or grantee may only exercise the stock options or SARs during his or her lifetime. If a participant dies, all outstanding options and SARs will be exercisable during such period after his or her death as the committee shall in its discretion determine for such option or right at the date of grant. In such a case, only the executor or administrator of the estate of the deceased participant or the person or persons to whom the deceased participant's rights under the stock option or SAR pass by will or the laws of descent and distribution may exercise the options and SARs. In no case (other than in the event of the participant's death) may a participant exercise options or SARs later than the expiration date of the stock options or SARs specified in the grant.

    STOCK APPRECIATION RIGHTS The committee may, in its discretion, grant SARs to the holders of any stock options granted under the option plan. Upon exercise of a SAR, a holder generally is entitled, without payment to us, to receive cash, shares of common stock or any combination thereof, as determined by the committee. The amount of such cash or shares will be equal to the excess of the fair market value, or other specified valuation, of a specified number of shares of common stock on the date the right is exercised over the fair market value, or other specified valuation (which may be no less than the fair market value), of such shares of common stock on the date the right is granted. However, if a SAR is granted retroactively, in tandem with or in substitution for a stock option, the designated fair market value in the award agreement may be the fair market value on the date such stock option was granted.

    STOCK AWARDS The committee may, in its discretion, grant stock awards (which may include mandatory payment of bonus incentive compensation in stock) consisting of common stock issued or transferred to participants with or without other payments as additional compensation for services to us. The committee may determine the amounts of the stock awards and their terms and conditions, which may include, without limitation:

    - restrictions on the sale or other disposition of such shares;

    - our right to reacquire such shares for no consideration upon termination of the participant's employment within specified periods; and

    - conditions requiring that the shares be earned in whole or in part upon the achievement of performance goals established by the committee over a designated period of time.

    In addition, the committee will determine the right to vote and receive dividends on the shares of common stock subject to the stock award.

    STOCK UNITS The committee also may, in its discretion, grant stock units, each of which will be a notional amount representing one share of common stock. Stock units granted under the option plan will be payable in shares of common stock at such time as is set forth in an award agreement accompanied by such restrictions on vesting, if any, as may be determined by the committee. While stock units do not confer voting rights on the participant, the committee may provide that a stock unit be accompanied by dividend equivalent rights payable in cash or in the form of additional stock units.

    PERFORMANCE AWARDS The committee may, in its discretion, grant performance awards consisting of shares of common stock or stock units. The committee will have complete discretion in determining the number, amount and timing of awards granted to each participant. The committee will set performance targets at its discretion and, depending on the extent to which they are met, determine the number and/or value of performance awards that will be paid out to participants. The committee may also make adjustments to performance awards and subject performance awards to such terms and conditions as the committee deems appropriate.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    William E. Chiles is presently serving as our President and Chief Executive Officer under an employment agreement, effective as of November 1, 1997, between us and Mr. Chiles. Under the agreement, Mr. Chiles will continue to serve in such capacity until November 2002 at his current base salary of $260,000 per annum, subject to review. The agreement also provides Mr. Chiles severance benefits, disability and health insurance, approximately $1.2 million in term life insurance, reimbursement for various expenses and other compensation, including bonuses, that our board of directors may set, in its sole discretion. Under the agreement, if we terminate or "constructively" terminate Mr. Chiles' employment without "cause" (as those terms are defined in the agreement), we would be obligated, subject to early termination provisions, to pay Mr. Chiles two times his "average compensation" in 24 equal monthly payments and any unpaid incentive bonuses and benefits awarded or accrued up to the date of termination. If we terminate Mr. Chiles's employment without cause within nine months before or after a change of control, we would be obligated to pay Mr. Chiles three times his average compensation in 36 equal monthly payments.

    We have entered into severance agreements with Mr. Brumley, Mr. Gregg, Mr. Hopkins, Mr. Padilla and Mr. Thorogood. Under the agreements, if we terminate, without cause (as defined in the agreement), any of these individuals, we would be obligated to one year of base salary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIPS WITH SEACOR

    Our Senior Vice President, Chief Financial Officer, Secretary and Director, Dick Fagerstal serves as Vice President, Finance and Treasurer of SEACOR.
Mr. Fagerstal is primarily responsible for managing our capital structure. We entered into a management and administrative services agreement, dated as of February 27, 1998, with SEACOR. Under this agreement, SEACOR agreed to provide the services of Mr. Fagerstal to assist in our management and to provide other services as needed. Under this agreement, we agreed to pay a fee to SEACOR for Mr. Fagerstal's services not exceeding $15,000 per month and fees for services of others not to exceed the reasonable value of these services and to reimburse SEACOR for all out-of-pocket expenses incurred in providing those services. In addition, we indemnify SEACOR for claims and damages arising from its provision of services under the services agreement, unless due to the gross negligence or willful misconduct of SEACOR. Under this agreement, we paid SEACOR approximately $113,000 and $145,000 for the years ending December 31, 1999 and 1998, respectively, and $88,000 for the six months ended June 30, 2000 for services provided, including the services of Mr. Fagerstal. On July 18, 2000, we amended the agreement to permit either party to terminate it upon 180 days' notice.

    In addition to the management fee we pay to SEACOR for the services of Mr. Fagerstal described above, if SEACOR or any of its consolidated subsidiaries, including SEACOR Rigs, provides us with management, administrative, financial, investment banking-type services or services in connection with any future rig transactions, SEACOR entities will be entitled to receive reasonable fees and reimbursement of expenses not exceeding fees charged by unrelated third parties for comparable services.

    We do not currently have a policy or procedure requiring approval of transactions with SEACOR by a majority of disinterested directors.

COMMISSIONS

    Mr. Fairbanks, one of our directors, is a partner of Bassoe Offshore A/S, a brokerage and market research firm serving the offshore drilling and service industry. We paid Bassoe Offshore (USA), Inc., an affiliate of Bassoe Offshore A/S, commissions of $505,000 upon delivery of each of CHILES MAGELLAN and CHILES COLUMBUS. We will also be obligated to pay Bassoe Offshore (USA), Inc. a commission equal to approximately 0.1% of the transaction value under the TONALA agreement if we complete the contemplated transaction. These commissions were included in the cost of the rigs. Bassoe Offshore (USA), Inc. also has an exclusive right to broker future sale, purchase and charter transactions with respect to these rigs, provided that its rates are not in excess of rates charged by unrelated third parties in similar transactions.

    Upon delivery of the CHILES DISCOVERY, we will pay to Bassoe a commission of $500,000 and to SEACOR a commission of $1 million. Commissions to be paid to an affiliate of Bassoe Offshore A/S as a result of our bareboat charter of the chartered rig will be 2% of the "net operating margin" over the term of this charter, as that term is defined in the bareboat charter agreement. In the event we exercise the first option available to us under the master option agreement, we expect to pay commissions to an affiliate of Bassoe Offshore A/S of approximately $0.3 million and to SEACOR of approximately $1.0 million. Commissions payable to an affiliate of Bassoe Offshore A/S and SEACOR upon delivery of additional rigs built upon exercise of other options contained in the master option agreement, are currently under negotiation and subject to approval by our board of directors.

INVESTMENTS IN CHILES OFFSHORE LLC

    Our executive officers, directors and 5% stockholders have invested cash and other property in Chiles Offshore LLC in exchange for membership interests in that entity through a number of private placements, the first of which was completed in August of 1997. The following table summarizes the number of shares of common stock which our officers, directors and 5% stockholders will receive upon completion of this offering in exchange for the membership interests they acquired from us since our inception:

                                                               SHARES OF
EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS             COMMON STOCK
-------------------------------------------------             ------------
Charles Fabrikant (1).......................................      53,461
William Chiles (2)..........................................     159,687
Donald Gregg (3)............................................      52,072
Randall Blank (4)...........................................       7,388
Jonathan Fairbanks (5)......................................     192,571
Timothy McKeand (6).........................................       2,525
Robert Pierot (7)...........................................     108,352
SEACOR Offshore Rigs Inc. (8)...............................   4,831,401
Keppel Corporation Limited (9)..............................     876,635

------------------------

(1) Mr. Fabrikant paid us $700,000 for the shares listed above.

(2) Mr. Chiles paid us $400,400 for shares, some of which were contributed as capital to us, and retains that basis in the shares listed above.

(3) Mr. Gregg paid us $100,100 for the shares listed above.

(4) Mr. Blank paid us $95,770 for the shares listed above.

(5) Mr. Fairbanks paid us $1,800,000 for the shares listed above.

(6) Mr. McKeand paid us $35,000 for the shares listed above.

(7) Mr. Pierot paid us $1,425,000 for the shares listed above.

(8) SEACOR Offshore Rigs Inc. contributed $63,013,892 for the shares listed above.

(9) Keppel Corporation Limited paid us approximately $12,500,000 for the shares listed above.

PURCHASE OF SENIOR NOTES

    In December 1999, we purchased and retired $15 million aggregate principal amount of our senior notes from SEACOR for $15 million, plus any accrued and unpaid interest to the purchase date. We used the proceeds of a rights offering to fund the repurchase, which permitted us to acquire the senior notes at their book value. The senior notes did not provide a means for us to redeem the notes until May 2003 and would have required us to pay a premium to par at that time.

    SEACOR holds approximately $26.7 million aggregate principal amount of our outstanding senior notes. SEACOR also holds an economic interest in substantially all of our remaining outstanding senior notes, approximately
$68.1 million aggregate principal amount. SEACOR and the other holder of these senior notes have agreed to sell their holdings of those senior notes to us at a price equal to the par value of the senior notes, plus any accrued and unpaid interest to the purchase date. SEACOR will report a pretax gain of approximately $9.1 million as a result of this transaction.

CONSTRUCTION AND FINANCE OF RIGS

    Keppel Corporation Limited is affiliated with the shipyard constructing the CHILES DISCOVERY and the lender that has committed $82 million to finance the remaining construction costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Chiles Discovery Construction Contract" and "--Master Option Agreement."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth as of June 30, 2000, and as adjusted to reflect the sale of common stock offered hereby, certain information regarding beneficial ownership of our common stock by:

    - each of our directors;

    - each of our executive officers named in the "Summary Compensation Table;"

    - each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock; and

    - all of our directors and executive officers as a group.

    Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares such power with his or her spouse with respect to all shares of capital stock listed as owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes any shares the individual has the right to acquire within 60 days, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                             SHARES (1)     % TOTAL VOTING POWER
                                                             ----------   ------------------------
                                                                          PRIOR TO THE   AFTER THE
                                                                            OFFERING     OFFERING
                                                                          ------------   ---------
5% STOCKHOLDERS:
  SEACOR SMIT Inc.
    11200 Richmond Ave.
    Suite 400
    Houston, TX 77082 (2)..................................  4,831,401        55.4         29.3
  Fornost, L.L.C.
    c/o The Corporation Trust Company
    Corporation Trust Center
    1209 Orange Street
    Wilmington, DE 19801 (3)...............................    876,635        10.1          5.3
DIRECTORS AND OFFICERS:
  Charles Fabrikant (2)....................................  4,884,862        56.0         29.6
  Randall Blank............................................          *           *            *
  William Chiles...........................................    181,856         2.1          1.1
  Dick Fagerstal...........................................          *           *            *
  Donald Gregg.............................................          *           *            *
  William Hopkins..........................................          *           *            *
  William Thorogood........................................          *           *            *
  Jonathan Fairbanks.......................................    192,571         2.2          1.2
  Timothy McKeand..........................................          *           *            *
  Robert Pierot............................................    108,352         1.2            *
  All directors and executive officers as a
    group (10 persons).....................................  5,529,088        62.7         33.3

------------------------

* The percentage of shares or voting power beneficially owned does not exceed 1% of the class.

(1) The shares have been estimated based upon the conversion rate of membership interests into common stock upon the completion of this offering.

(2) Mr. Fabrikant is the Chairman of the Board of Directors and Chief Executive Officer of SEACOR SMIT Inc. and, accordingly, may be deemed to beneficially own all or a portion of the shares held by that entity. Mr. Fabrikant disclaims beneficial ownership of common stock not owned of record by him.

(3) Keppel Corporation Limited, 23 Church Street, #15-01 Capital Square, Singapore 049481, is the ultimate corporate parent of Fornost, L.L.C. and may be deemed to beneficially own the indicated shares.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING IS A SUMMARY DESCRIPTION OF OUR CAPITAL STOCK. WE REFER YOU FOR MORE INFORMATION TO OUR CERTIFICATE OF INCORPORATION AND BYLAWS, BOTH OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT AND THE APPLICABLE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW. PLEASE SEE THE SECTION OF THIS PROSPECTUS TITLED "WHERE YOU CAN FIND MORE INFORMATION."

GENERAL

    Immediately prior to the completion of the Offering, we will convert from a Delaware limited liability company to a Delaware corporation in accordance with
Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act. At the time of the conversion, each of our equity holders will receive approximately 87,172 shares of our common stock for each 1% membership interest they own or a corresponding fewer number of shares for membership interests of less than 1%.

    Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, both of which have a par value of $.01 per share. Assuming the underwriters do not exercise their over-allotment option, we will have 16,517,241 shares of common stock and no shares of preferred stock outstanding after the closing of this offering. As of June 30, 2000, we had 91 equity holders of record.

COMMON STOCK

    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a plurality of the shares of common stock entitled to vote in any election of directors may elect directors. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our shares offered by us in this offering and our shares issued in the conversion of Chiles Offshore LLC into a corporation at the closing of this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

    Our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, voting powers, qualifications, limitations, restrictions or relative, participating, optional and other special rights as the board of directors deems appropriate. While the board of directors has no current intention of doing so, it could, without stockholder approval, issue preferred stock with voting and conversion rights which adversely affect the benefit of any voting power and the benefit of other rights of the holders of the common stock and which the board of directors could use as an anti-takeover measure without any further action by the holders of common stock. This could have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company. The board of directors has not authorized the issuance of any shares of preferred stock and we have no agreements or current plans for the issuance of any shares of preferred stock.

OPTIONS

    Upon completion of the offering, options to purchase a total of 524,359 shares of common stock will be outstanding. The total number of shares of common stock that may be subject to the granting of options under our stock option plan is equal to 1,009,536.

REGISTRATION RIGHTS AGREEMENT

    We have entered into an agreement with our existing equity holders under which we have given them the right to require us on three occasions to register for sale the shares of common stock they will hold. They will not be allowed to exercise these registration rights, nor will they otherwise be permitted to publicly sell their shares, during the 180-day lock-up period beginning on the date of the closing of this offering. These stockholders may also request to include their shares at any time we register our common stock for sale in the future.

    We have agreed to pay all expenses that result from registration of common stock under the registration rights agreement, other than underwriting discounts and commissions, broker-dealer concessions and allowances and marketing expenses for the common stock our securities holders sell. We have also agreed to indemnify these holders against liabilities that may result from their sale of our common stock under the registration rights agreement, including Securities Act liabilities.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    Certain provisions of our certificate of incorporation and bylaws, which we summarize in the following paragraphs, may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    APPROVAL OF MERGERS AND SIMILAR BUSINESS CONTRIBUTIONS

    Our certificate of incorporation requires the affirmative vote of the holders of not less than 66 2/3% of the voting power of our outstanding shares to approve any merger, consolidation or similar business combination transaction in which we are not the surviving corporation or in which our shares are exchanged for or changed into other securities, cash or other property.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

    Our certificate of incorporation provides that stockholders may take action by written consent, but only if the holders of at least 66 2/3% of the voting power of our outstanding shares so consent. Special meetings of stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR
     NOMINATIONS

    Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders or at a special meeting of stockholders, must provide timely notice of their proposals to the board of directors in writing. To be timely as to bringing business before an annual meeting of stockholders, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary of the previous year's annual meeting of stockholders (or, if there was no prior annual meeting, not less than 90 days before the second Tuesday in May of the current year). If the date of the annual meeting of stockholders has been changed to be more than 20 calendar days earlier than or 60 calendar days after such anniversary, for notice by the stockholder to be timely, we must receive such notice not later than the later of:

    - 90 days prior to the annual meeting of stockholders; and

    - the seventh day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

    To be timely as to nominating candidates for election as directors, a stockholder's notice must be delivered or mailed and received by our secretary not less than, with respect to an election at an annual meeting, 90 days prior to the anniversary of the previous year's annual meeting, or, if there was no prior annual meeting not less than 90 days prior to the third Tuesday in October of the current year. With respect to an election at a special meeting of stockholders, our secretary must receive the stockholder's notice not less than the close of business on the fifth day following the date on which notice of the meeting is given to stockholders. Our by-laws also specify certain requirements as to the form and content of a stockholder's notice both as to bringing business before an annual meeting of stockholders and as to nominating candidates for election as directors. These provisions could have the effect of delaying stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    SUPER-MAJORITY VOTING TO EFFECT AMENDMENTS

    Our certificate of incorporation and our by-laws require the affirmative vote of the holders of not less than 66 2/3% of the voting power of our outstanding shares to amend or adopt provisions inconsistent with several of the provisions described that may have an anti-takeover effect.

    AUTHORIZED BUT UNISSUED SHARES

    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized by unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

    The Delaware Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage.

OPT OUT OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because we have opted out in the manner permitted under Delaware law, the restrictions of this provision will not apply to us.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by applicable Delaware law, our certificate of incorporation includes a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to limited exceptions. In addition, our certificate of incorporation and bylaws will provide that we are required to indemnify our officers and directors under a variety of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We will also obtain insurance in amounts commensurate with similar public companies covering our directors and officers from claims made in connection with their serving as our directors and officers. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future.

    Upon completion of the offering, we will have 16,517,241 outstanding shares of common stock. 7,800,000 of these shares that were sold in the offering, plus any shares issued upon exercise of the underwriters' overallotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and stockholders owning at least 10% of our common stock.

    The remaining 8,717,241 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

    Our directors, officers and certain equity holders have entered into lock-up agreements in connection with this offering generally providing that they will not, for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston:

    - offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock;

    - enter into a transaction which would have the same effect;

    - enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock, or such other securities, in cash or otherwise; or

    - publicly disclose the intention to make any such offer, sale, pledge or disposition or to enter into any such transaction, swap, hedge or other arrangement.

Also, in connection with our conversion into a corporation, all of our existing security holders will have executed a registration rights agreement that, among other things, provides that they will not effect any public sale or distribution of shares or securities convertible into or exchangeable for our shares during the 180-day period beginning on the date we close this offering without our prior written consent, which consent we have agreed not to provide without the approval of Credit Suisse First Boston. In accordance with certain NASD rules, several individuals have agreed not to sell, transfer, assign or hypothecate, until one year after the date of this prospectus, any shares of common stock or other securities purchased, or exchanged for securities purchased, in the six months prior to the date of this prospectus. Any shares of common stock received upon the exercise of options or warrants granted to these individuals within the last six months are also subject to the lock-up. Taking into account the lock-up agreements and assuming Credit Suisse First Boston and/or we do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

    - beginning on the effective date of this prospectus, up to 8,970,000 shares sold in the offering (assuming exercise of the underwriters' overallotment option) and no additional shares will be immediately available for sale in the public market;

    - beginning 180 days after the effective date, up to approximately 6,156,064 shares may be eligible for sale, approximately 5,428,048 of which would be subject to volume, manner of sale and other limitations under Rule 144; and

    - the remaining shares will be eligible for sale pursuant to Rule 144 upon the expiration of various one-year holding periods during the six months following 180 days after the effective date.

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of common stock then outstanding, which will equal approximately 165,172 shares immediately after the offering; and

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

    In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the stock incentive plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of the completion of this offering, there will be outstanding options for the purchase of 524,359 shares of common stock, of which options to purchase approximately 164,629 shares will be exercisable.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of some of the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders.

    A non-U.S. holder is generally an individual, corporation, estate or trust other than:

    - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

    - a corporation created or organized in the United States or under the laws of the United States or of any subdivision thereof;

    - an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of source; and

    - a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The following summary is for general information and applies only to non-U.S. holders that hold our common stock as a capital asset. In addition, this discussion does not apply to persons holding our shares through a partnership or other pass-through entity. If you are a non-U.S. holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of our common stock with respect to your particular circumstances (for example, if you are a former citizen or resident of the United States,) as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

DIVIDENDS

    Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files a properly completed IRS Form W-8ECI with the withholding agent. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may, under specific circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate that an applicable income tax treaty may specify.

    Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000 a non-U.S. holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

    A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    - the gain is effectively connected with a U.S. trade or business, in which case the branch profits tax may also apply to a corporate non-U.S. holder;

    - the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

    - the non-U.S. holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

    - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder's holding period for the common stock, and (a) the non-U.S. holder holds, directly or indirectly, at any point during the applicable period, more than 5% of the common stock or (b) the common stock ceases to be regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be or become a U.S. real property holding corporation for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status under applicable Treasury regulations may be subject to information reporting and backup withholding at a rate of 31% on payments of dividends.

    The payment of the proceeds from the disposition of the common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them in their particular circumstances (including, upon their disposition of common stock).

    Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances, including upon their disposition of common stock.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated September 18, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., ING Barings LLC and Wasserstein Perella Securities, Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................     2,548,000
Salomon Smith Barney Inc. ..................................     2,548,000
ING Barings LLC ............................................       728,000
Wasserstein Perella Securities, Inc. .......................     1,456,000
Dain Rauscher Incorporated..................................        65,000
Deutsche Bank Securities Inc. ..............................        65,000
Fearnley Fonds ASA..........................................        65,000
Invemed Associates LLC......................................        65,000
Legg Mason Wood Walker, Incorporated........................        65,000
RBC Dominion Securities Corporation.........................        65,000
Robertson Stephens, Inc. ...................................        65,000
Simmons & Company International.............................        65,000
                                                                 ---------
    Total...................................................     7,800,000
                                                                 =========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,170,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.76 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker-dealers. After the initial public offering, the public offering price and concession and discount to broker-dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us................      $1.28            $1.28          $9,984,000      $11,481,600
Expenses payable by us..................      $0.19            $0.17          $1,500,000      $ 1,500,000

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

    Our officers, directors and significant stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock, or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

    The underwriters have reserved for sale at the initial offering price up to 5% of the shares of common stock to be sold in this offering for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    The American Stock Exchange has approved our common stock for listing, subject to official notice of issuance, under the symbol "COD."

    Officers and employees of Credit Suisse First Boston Corporation and Wasserstein Perella Securities, Inc. and certain of their relatives will own approximately 0.5% of our outstanding shares following the offering. These officers and employees purchased their shares during several rounds of financings over the last several years. Their purchases of shares represented a small portion of the aggregate equity privately placed in each round and in each case the terms of their purchases were made on the same terms as the other purchases in the applicable financing round. The purchases were made by such persons in their individual capacity and not as agents for, or otherwise related to, their capacity as officers or employees of their respective investment banks.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between our management and representatives of the underwriters. The principal factors that will be considered in determining the public offering price include:

    - the information set forth in this prospectus and otherwise available to the underwriters;

    - the history and the prospects for the industry in which we will compete;

    - the ability of our management;

    - the prospects for our future earnings;

    - the present state of our development and our current financial condition;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

    The representatives may engage in stabilizing transactions, over-allotment, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing share in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer of such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Weil, Gotshal & Manges LLP, New York, New York, will pass upon the validity of the common stock we are offering. Vinson & Elkins L.L.P., New York, New York, is acting as counsel to the underwriters in connection with this offering.

                                    EXPERTS

    The audited financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein, upon the authority of said firm as experts in auditing and accounting in giving said report.

    The industry data contained in this prospectus which references Bassoe Offshore Consultants as the source of such data has been confirmed by Bassoe Offshore Consultants, an industry analyst and market research firm, upon the authority of that firm as experts in the industry.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus, which includes any amendments to the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement. There are items contained in exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to our company and the common stock being offered by this prospectus, we refer you to the registration statement, its exhibits and the financial statements and notes filed as a part of the registration statement.

    Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    The registration statement, including the exhibits, financial statements and notes filed as a part of the registration statement, as well as reports and other information filed with the Securities and Exchange Commission, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. These reports and other information may also be inspected without charge at a website maintained by the Securities and Exchange Commission. The address of the SEC site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants....................    F-2

Consolidated Balance Sheets as of June 30, 2000 (unaudited)
  and December 31, 1999 and 1998............................    F-3

Consolidated Statements of Operations for the six months
  ended June 30, 2000 and 1999 (unaudited), the three months ended June 30, 2000 and 1999 (unaudited), the years ended
  December 31, 1999 and 1998, and for the period from
  inception (August 5, 1997) to December 31, 1997...........    F-4

Consolidated Statements of Members' Equity for the period
  from inception (August 5, 1997) to December 31, 1997, the
  years ended December 31, 1998 and 1999 and the six months
  ended June 30, 2000 (unaudited)...........................    F-5

Consolidated Statements of Cash Flows for the six months
  ended June 30, 2000 and 1999 (unaudited), the years ended
  December 31, 1999 and 1998, and for the period from
  inception (August 5, 1997) to December 31, 1997...........    F-6

Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE MEMBERS OF CHILES OFFSHORE LLC

    We have audited the accompanying consolidated balance sheets of Chiles Offshore LLC (a Delaware limited liability company) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, members' equity and cash flows for each of the two years in the period ended December 31, 1999 and for the period from inception (August 5, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiles Offshore LLC and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 and for the period from inception (August 5, 1997) to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2000

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                          CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                JUNE 30,     ---------------------------
                                                                  2000           1999           1998
                                                              ------------   ------------   ------------
                                                              (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  4,676,634   $  3,951,739   $         --
  Cash and cash equivalents, restricted.....................            --             --      8,739,497
  Cash restricted for interest payments.....................            --             --      5,500,000
  Accounts receivable.......................................    10,118,682      3,753,431             --
  Other current assets......................................     1,171,992        231,799        275,308
                                                              ------------   ------------   ------------
Total current assets........................................    15,967,308      7,936,969     14,514,805
                                                              ------------   ------------   ------------
DRILLING RIGS AND EQUIPMENT.................................   195,082,517    194,237,362        356,086
  Less- Accumulated depreciation............................    (6,040,893)    (2,540,171)       (62,188)
                                                              ------------   ------------   ------------
Net drilling rigs and equipment.............................   189,041,624    191,697,191        293,898
Rig under construction......................................    15,251,970             --    111,430,739
                                                              ------------   ------------   ------------
Total property and equipment................................   204,293,594    191,697,191    111,724,637
                                                              ------------   ------------   ------------
CASH RESTRICTED FOR CONSTRUCTION............................            --             --     47,974,015
DEFERRED DEBT ISSUANCE COSTS AND OTHER, net.................     3,593,669      3,611,769      4,219,267
                                                              ------------   ------------   ------------
    Total assets............................................  $223,854,571   $203,245,929   $178,432,724
                                                              ============   ============   ============
              LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  5,077,119   $  6,865,056   $  2,660,950
  Accrued liabilities.......................................     4,372,888      1,380,421        294,196
  Accrued interest..........................................     1,943,590      1,922,133      1,882,724
  Deferred revenue..........................................            --      1,500,000             --
                                                              ------------   ------------   ------------
    Total current liabilities...............................    11,393,597     11,667,610      4,837,870
BANK LINE OF CREDIT.........................................     7,000,000     22,000,000             --
LONG-TERM DEBT..............................................    95,000,000     95,000,000    110,000,000
                                                              ------------   ------------   ------------
    Total liabilities.......................................   113,393,597    128,667,610    114,837,870
MEMBERS' EQUITY:
  Capital contributions, net of offering costs..............   111,467,258     78,677,375     63,730,707
  Retained deficit..........................................    (1,006,284)    (4,099,056)      (135,853)
                                                              ------------   ------------   ------------
    Total members' equity...................................   110,460,974     74,578,319     63,594,854
                                                              ------------   ------------   ------------
    Total liabilities and members' equity...................  $223,854,571   $203,245,929   $178,432,724
                                                              ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                              SIX MONTHS ENDED           THREE MONTHS ENDED              YEAR ENDED           FOR THE PERIOD FROM
                                  JUNE 30,                    JUNE 30,                  DECEMBER 31,               INCEPTION
                          -------------------------   -------------------------   -------------------------   (AUGUST 5, 1997) TO
                             2000          1999          2000          1999          1999          1998        DECEMBER 31, 1997
                          -----------   -----------   -----------   -----------   -----------   -----------   -------------------
                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)

REVENUES................  $22,655,074    $ 527,909    $14,309,191    $ 527,909    $ 7,651,376   $        --        $      --
OPERATING EXPENSES:
  Rig operating
    expenses............   7,593,815       402,621     4,514,099       402,621      4,431,963            --               --
  Charter expenses......   1,461,306            --     1,461,306            --
  General and
    administrative
    expenses............   1,346,038       444,118       636,883       256,446      1,326,199       766,744          376,089
  Depreciation..........   3,523,458       222,127     1,769,156       204,727      2,477,983        56,235            5,953
                          -----------    ---------    -----------    ---------    -----------   -----------        ---------
    Operating income
      (loss)............   8,730,457      (540,957)    5,927,747      (335,885)      (584,769)     (822,979)        (382,042)
INTEREST INCOME.........     152,464       723,430       116,015       178,100        874,444     3,382,883           72,930
INTEREST EXPENSE, net of
  interest
  capitalized...........  (5,790,149)     (375,389)   (2,793,703)     (329,676)    (3,764,352)   (2,386,645)              --
                          -----------    ---------    -----------    ---------    -----------   -----------        ---------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM....   3,092,772      (192,916)    3,250,059      (487,461)    (3,474,677)      173,259         (309,112)
EXTRAORDINARY LOSS ON
  EXTINGUISHMENT OF
  DEBT..................          --            --            --            --       (488,526)           --               --
                          -----------    ---------    -----------    ---------    -----------   -----------        ---------
NET INCOME (LOSS).......  $3,092,772     $(192,916)   $3,250,059     $(487,461)   $(3,963,203)  $   173,259        $(309,112)
                          ===========    =========    ===========    =========    ===========   ===========        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)
                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

                                                        Group A      Group B       Group C       Group E       Group F
                                                        Members      Members       Members       Members       Members
                                                      -----------   ----------   -----------   -----------   -----------
INITIAL CAPITAL CONTRIBUTIONS, August 5, 1997.......  $ 8,850,000   $8,850,000   $        --   $        --   $        --
CAPITAL CONTRIBUTIONS, December 16, 1997............   26,150,000           --    20,000,000            --            --
OFFERING COSTS......................................      (66,065)     (16,522)      (36,706)
NET LOSS............................................     (158,733)    (126,491)      (23,888)           --            --
                                                      -----------   ----------   -----------   -----------   -----------
BALANCE, December 31, 1997..........................   34,775,202    8,706,987    19,939,406            --            --
NET INCOME..........................................       95,951       23,996        53,312            --            --
                                                      -----------   ----------   -----------   -----------   -----------
BALANCE, December 31, 1998..........................   34,871,153    8,730,983    19,992,718            --            --
CAPITAL CONTRIBUTIONS, November 30, 1999............           --           --            --    14,543,860            --
OFFERING COSTS, November 30, 1999...................           --           --            --       (53,332)           --
NET LOSS............................................   (2,049,235)    (512,309)   (1,138,464)     (263,195)           --
                                                      -----------   ----------   -----------   -----------   -----------
BALANCE, December 31, 1999..........................   32,821,918    8,218,674    18,854,254    14,227,333            --
CAPITAL CONTRIBUTIONS, May, 2000 (Unaudited)........           --           --            --            --    12,500,000
OFFERING COSTS (Unaudited)..........................           --           --            --       (10,117)      (75,758)
NET INCOME (Unaudited)..............................    1,077,778      269,445       598,766       449,074       264,284
                                                      -----------   ----------   -----------   -----------   -----------
BALANCE, June 30, 2000 (Unaudited)..................  $33,899,696   $8,488,119   $19,453,020   $14,666,290   $12,688,526
                                                      ===========   ==========   ===========   ===========   ===========

                                                        Group G
                                                        Members      Rights        Total
                                                      -----------   ---------   ------------
INITIAL CAPITAL CONTRIBUTIONS, August 5, 1997.......  $        --   $     --    $ 17,700,000
CAPITAL CONTRIBUTIONS, December 16, 1997............           --         --      46,150,000
OFFERING COSTS......................................           --         --        (119,293)
NET LOSS............................................           --         --        (309,112)
                                                      -----------   --------    ------------
BALANCE, December 31, 1997..........................           --         --      63,421,595
NET INCOME..........................................           --         --         173,259
                                                      -----------   --------    ------------
BALANCE, December 31, 1998..........................           --         --      63,594,854
CAPITAL CONTRIBUTIONS, November 30, 1999............           --    456,140      15,000,000
OFFERING COSTS, November 30, 1999...................           --         --         (53,332)
NET LOSS............................................           --         --      (3,963,203)
                                                      -----------   --------    ------------
BALANCE, December 31, 1999..........................           --    456,140      74,578,319
CAPITAL CONTRIBUTIONS, May, 2000 (Unaudited)........   20,500,000         --      33,000,000
OFFERING COSTS (Unaudited)..........................     (124,242)        --        (210,117)
NET INCOME (Unaudited)..............................      433,425         --       3,092,772
                                                      -----------   --------    ------------
BALANCE, June 30, 2000 (Unaudited)..................  $20,809,183   $456,140    $110,460,974
                                                      ===========   ========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      FOR THE PERIOD
                                         SIX MONTHS ENDED JUNE 30,      YEAR ENDED DECEMBER 31,       FROM INCEPTION
                                        ---------------------------   ---------------------------   (AUGUST 5, 1997) TO
                                            2000           1999           1999           1998        DECEMBER 31, 1997
                                        ------------   ------------   ------------   ------------   -------------------
                                        (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................  $  3,092,772   $   (192,916)  $ (3,963,203)  $    173,259       $  (309,112)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities-
    Depreciation......................     3,523,458        222,127      2,477,983         56,235             5,953
    Amortization of deferred
      expenses........................       210,465         12,704        135,914         76,442                --
    Extraordinary loss on
      extinguishment of senior
      notes...........................            --             --        488,526             --                --
    Increase (decrease) in operating
      cash flows resulting from-
      Trade receivables...............    (6,365,251)    (1,888,984)    (3,753,431)            --                --
      Accounts payable................    (1,787,937)     3,441,634      4,204,106     (1,289,286)        3,882,634
      Accrued liabilities.............     3,013,923        527,899      1,125,634      2,150,431            26,489
      Deferred revenue................    (1,500,000)            --      1,500,000             --                --
      Prepaid expenses and other......    (1,132,588)       260,653       (285,969)      (242,346)          (34,615)
                                        ------------   ------------   ------------   ------------       -----------
      Net cash provided by (used in)
        operating activities..........      (945,158)     2,383,117      1,929,560        924,735         3,571,349
                                        ------------   ------------   ------------   ------------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
    equipment.........................   (16,150,561)   (63,734,017)   (82,138,001)   (76,552,137)       (5,215,116)
  Net proceeds from sale of fixed
    assets............................        30,730             --
                                        ------------   ------------   ------------   ------------       -----------
        Net cash used in investing
          activities..................   (16,119,831)   (63,734,017)   (82,138,001)   (76,552,137)       (5,215,116)
                                        ------------   ------------   ------------   ------------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Membership capital contributions,
    net...............................    32,789,884             --     14,946,668             --        33,984,884
  Net borrowings (payments) on line of
    credit............................   (15,000,000)            --     22,000,000             --                --
  Net proceeds from issuance of senior
    notes.............................            --             --             --    105,499,797                --
  Retirement of senior notes..........            --             --    (15,000,000)            --                --
                                        ------------   ------------   ------------   ------------       -----------
        Net cash provided by financing
          activities..................    17,789,884             --     21,946,668    105,499,797        33,984,884
                                        ------------   ------------   ------------   ------------       -----------
RESTRICTED CASH:
  Beginning of period.................            --     62,213,512     62,213,512             --                --
  End of period.......................            --             --             --    (62,213,512)               --
                                        ------------   ------------   ------------   ------------       -----------
  Net (increase) decrease in
    restricted cash...................            --     62,213,512     62,213,512    (62,213,512)               --
                                        ------------   ------------   ------------   ------------       -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS....................       724,895        862,612      3,951,739    (32,341,117)       32,341,117
CASH AND CASH EQUIVALENTS, beginning
  of period...........................     3,951,739             --             --     32,341,117                --
                                        ------------   ------------   ------------   ------------       -----------
CASH AND CASH EQUIVALENTS, end of
  period..............................  $  4,676,634   $    862,612   $  3,951,739   $         --       $32,341,117
                                        ============   ============   ============   ============       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Noncash investing activities-
    Purchase of property in exchange
      for membership interest.........  $         --   $         --   $         --   $         --       $21,260,000
  Noncash financing activities-
    Receipt of net assets in exchange
      for membership interest.........  $         --   $         --   $         --   $         --       $ 8,486,000
  Cash paid for interest, net of
    capitalized interest..............  $  5,523,633   $    190,908   $  3,276,493   $    436,318       $        --

  The accompanying notes are an integral part of these consolidated financial statements.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

1. ORGANIZATION AND BUSINESS AND INDUSTRY CONDITIONS:

    Chiles Offshore LLC ("Chiles" or the "Company") was formed under the laws of the state of Delaware in accordance with an operating agreement (the "Operating Agreement"), dated August 5, 1997, by and between SEACOR Offshore Rigs Inc. ("SEACOR Rigs"), a wholly owned subsidiary of SEACOR SMIT Inc. ("SEACOR") and COI, LLC ("COI"). The duration of the Company is 35 years from the date of formation. From inception until July 1999, the Company operated as a development-stage company by devoting substantially all of its efforts to constructing the rigs, raising capital and securing contracts for the rigs. In the third quarter of 1999, the Company completed its development-stage activity and is no longer reported as a development-stage company. SEACOR Rigs and COI each made initial capital contributions of $8,850,000 and received a 50% membership interest. In December 1997, SEACOR Rigs contributed additional capital of $26,150,000, consisting of $12,158,284 in cash and advances SEACOR Rigs had made to the Company in the amount of $13,991,716. SEACOR Rigs' initial membership interest from these contributions is represented herein as "Group A Member" and COI's initial membership interest is represented as "Group B Member."

    SEACOR Rigs' initial capital contribution consisted of $8,850,000 in cash, which was paid directly to third parties on behalf of the Company. COI's initial capital contribution consisted of $364,000 in cash and net assets with a value of $8,486,000, as agreed upon by SEACOR Rigs and COI based upon COI's construction contract rights, construction in progress and shipyard construction slots secured through such construction contracts. The historical cost of these net assets was $2,256,000. Accordingly, the difference between the agreed-upon value and historical cost of COI's net assets, $6,230,000, has been recorded in the accompanying consolidated balance sheets as drilling rigs and equipment.

    In December 1997, the Operating Agreement was amended and restated and another member group, Group C, contributed capital of $20,000,000 in cash for a membership interest in the Company.

    In December 1999, another member group, Group E, which included only then-current members of the Company, contributed additional capital of $15,000,000 with issuance costs of approximately $63,000 and net proceeds of $14,937,000 in cash for an 18.75 percent interest in the Company and rights to acquire 4,385 units for $3,000,000. The rights expire in May 2003 and were valued at $456,140 and are included in members' equity. The additional capital was used to purchase and retire $15,000,000 aggregate principal amount of the Company's 10% Senior Notes due 2008 (the "Notes") (see Note 8).

    As a result of the foregoing transactions, SEACOR, through its wholly owned subsidiary, SEACOR Rigs, controls the Company through its 58.3 percent ownership interest.

    The contributions of Group A, Group B, Group C and Group E resulted in the issuance to these members of membership interests in the Company. Membership interest is the member's limited liability company interest in the Company which refers to all of a member's rights and interest in the Company in such member's capacity as a member, all as provided in the Operating Agreement and the Delaware Limited Liability Company Act. In conjunction with the issuance of the membership interest to a member, the member received a percentage interest in the Company. The percentage interest of a member means the aggregate limited liability company percentage interest set forth in the Operating Agreement, as modified from time to time.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

1. ORGANIZATION AND BUSINESS AND INDUSTRY CONDITIONS: (CONTINUED)
    The Company's business and operations are materially dependent upon the condition of the oil and natural gas industry and, specifically, the exploration and production expenditures of oil and gas companies. Due to the Company's initial focus on the Gulf of Mexico, the Company's business and operations are and will continue to be particularly dependent upon the condition of the oil and natural gas industry and on the exploration and production expenditures of oil and gas companies operating in the Gulf of Mexico. The offshore contract drilling industry historically has been and is expected to continue to be highly competitive and cyclical. A sustained period of depressed market conditions would have a material adverse effect on the Company's future results of operations.

    Because the rigs now in operation are new, the Company does not expect to incur material additional capital expenditures associated with these rigs, unless specific requests for modifications are made by a customer in connection with a drilling contract. Mobilization costs of the Company's rigs from one drilling location to another drilling location or to another market are generally recovered from the customer; however, any unrecovered mobilization costs could materially increase rig operating expense levels and reduce revenues while the rig is in transit and not working.

    The Company expects borrowings under the Bank Facility (as defined in Note
8), along with cash from operations, to be sufficient to meet operating costs and other current liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES:

    CONSOLIDATION

    The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries.

    REVENUE RECOGNITION

    Drilling contracts are on a dayrate basis, and revenue and expenses are recognized as the work progresses. Mobilization fees and expenses are reported net and are included in revenues. Net mobilization revenue was $280,451 for the period ended December 31, 1999, and consisted of $1,225,000 in revenue and $944,549 of expense. Net mobilization revenue was $328,948 for the six months ended June 30, 2000, and consisted of $711,000 in revenue and $382,052 of expense. Net mobilization revenue was $91,226 for the quarter ended June 30, 2000, and consisted of $290,000 in revenue and $198,774 of expense.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, all liquid investments with maturities at the date of purchase of three months or less are considered cash equivalents. As of June 30, 2000, the Company has $1,306,585 in cash that is restricted in use for the operations of the chartered rig, the TONALA.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PROPERTY AND EQUIPMENT AND REALIZATION OF LONG-LIVED ASSETS

    Property and equipment includes costs incurred for the construction of the rigs, including internal expenditures relating to construction support. All expenditures not related to construction are expensed in the accompanying consolidated statements of operations. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations. Depreciation is calculated from the date the asset is placed in service, using the straight-line method over the estimated useful lives of the depreciable assets, which range from three to 25 years. The Company capitalizes interest applicable to the construction of the rigs as a cost of such assets. Interest capitalized for the years ended December 31, 1999 and 1998, was $8.0 million and $5.1 million, respectively. Interest capitalized for the six months ended June 30, 2000 and 1999 was $0.2 million and $5.1 million, respectively. The Company has included in the property and equipment account all costs incurred to support the construction of the rigs. Depreciation expense for the periods ended
December 31, 1999, 1998 and 1997, was $2,477,983, $56,235, and $5,953
respectively. Depreciation expense for the six months ended June 30, 2000 and 1999 was $3,523,458 and $222,127, respectively. Depreciation expense for the quarters ended June 30, 2000 and 1999 was $1,769,156 and $204,727, respectively.

    The Company evaluates the carrying value of its long-lived assets following the guidelines of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that certain long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and that an impairment loss be recognized under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. As of December 31, 1999, management believes none of its assets is impaired.

    NEWLY ISSUED ACCOUNTING STANDARDS

    In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. The Company had no nonowner changes in equity during the years ended December 31, 1999 and 1998, and, therefore, no reporting and display of comprehensive income was required.

    In June 1997, SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," was issued. SFAS No. 131 requires that companies report financial and descriptive information about their reportable operating segments. The Company adopted SFAS No. 131 in 1998; however, the Company has only a single line of business in a single geographic area. The Company derived revenue for the year ended December 31, 1999, from three customers of $3,359,539, $2,432,500 and $1,950,000, comprising 39 percent, 28 percent and 23 percent of total revenues, respectively. The

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Company derived revenue for the six months ended June 30, 2000, from five customers of $8,506,916, $3,212,558, $3,200,245, $2,955,281 and $2,308,621,
comprising 37 percent, 14 percent, 14 percent, 13 percent and 10 percent of total revenues, respectively. The Company derived revenue for the quarter ended June 30, 2000, from four customers of $4,949,393, $3,212,558, $3,200,245 and
$1,724,173, comprising 34 percent, 22 percent, 22 percent and 12 percent of total revenues, respectively.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended by SFAS No. 137, SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. This statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will adopt SFAS No. 133 effective January 1, 2001, and expects the statement's impact on the Company's financial statements to be immaterial.

    In December 1999, SEC Staff Accounting Bulletin: No. 101--Revenue Recognition in Financial Statements ("SAB 101") was issued. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes its accounting practices are consistent with this rule but will complete its evaluation during the second quarter of 2000.

    RECLASSIFICATION

    Certain prior period amounts in the consolidated financial statements have been reclassified for comparative purposes. Such reclassifications had no effect on the net income (loss) or the overall financial condition of the Company.

    INCOME TAXES

    No provision for income taxes is made since the Company is treated as a partnership for tax purposes, such taxes are liabilities of the individual equity members and the amounts thereof depend on their respective income tax situations.

    Capital accounts included in the accompanying consolidated financial statements differ from amounts in the Company's federal income tax return primarily because of differences in accounting policies adopted for financial and tax reporting purposes.

    The tax returns, the qualification of the Company as a partnership for tax purposes and the amount of distributable partnership income or loss are subject to examination by federal taxing authorities. If such examinations result in changes with respect to the partnership qualification or in changes to distributable partnership income or loss, the tax liability of the partners could be changed accordingly.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    EXTRAORDINARY LOSS

    In the fourth quarter of 1999, the Company incurred an extraordinary loss of $488,526 due to the early extinguishment of certain debt obligations. Such loss consisted of the expense of deferred debt issuance costs (see Note 8).

3. RELATED-PARTY TRANSACTIONS:

    The Company and SEACOR entered into a management and administrative services agreement, dated as of February 27, 1998 (the "Services Agreement"), pursuant to which SEACOR agreed to continue to perform certain administrative and technical services on behalf of the Company. Such services include general management and financial services, including periodic advice and consultation in connection with corporate, legal, finance, accounting, tax, marketing, operations and other matters that may be required for the Company's day-to-day operations. Under the Services Agreement, the Company agreed to pay fees for services provided by SEACOR in an amount not to exceed $15,000 per month, and such other fees for services of others not to exceed the reasonable value thereof and to reimburse SEACOR for all out-of-pocket expenses related to the provision of such services. The Services Agreement may be terminated at either party's option upon 180 days' notice to the other party. Management believes the fees charged by SEACOR for such services rendered under the Services Agreement approximate the rate that would be charged by outside nonrelated parties. The Company paid SEACOR $114,189, $194,000 and $50,000 for the periods ended December 31, 1999, 1998 and 1997, respectively, $92,154 and $38,044 for the six months ended
June 30, 2000 and 1999, respectively, and $42,500 and $12,205 for the quarters ended June 30, 2000 and 1999, respectively, pursuant to this agreement.

    In addition, SEACOR purchased $24.6 million and $17.1 million aggregate principal amount of the Company's Notes on the open market in 1999 and 1998, respectively. The Notes were purchased on the open market by SEACOR at market value on the date of purchase. In December 1999, the Company repurchased
$15 million aggregate principal amount of the Company's Notes at face value from SEACOR, resulting in a gain to SEACOR of approximately $588,000. As of December 31, 1999, SEACOR held $26.7 million in principal of the Company's Notes. In addition, SEACOR has entered into certain swap arrangements with a financial institution with respect to notional amounts equal to approximately $68.1 million in aggregate principal amount of the Notes.

    A brokerage fee of $505,000 was paid to Bassoe Offshore (USA), Inc. ("Bassoe"), at the delivery of each rig for a total of $1,010,000. Jonathan B. Fairbanks is a director of Bassoe and serves on the management committee of the Company. Bassoe, in its capacity as broker, assisted the Company in securing construction slots with the shipyard.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

4. DRILLING RIGS AND EQUIPMENT:

    Drilling rigs and equipment at December 31, 1999 and 1998, consists of the following:

                                                       1999           1998
                                                   ------------   ------------
Drilling rigs and rig equipment..................  $193,820,080   $         --
Furniture and fixtures...........................       417,282        356,086
                                                   ------------   ------------
                                                    194,237,362        356,086
Accumulated depreciation.........................    (2,540,171)       (62,188)
Rigs under construction..........................            --    111,430,739
                                                   ------------   ------------
Net drilling rigs and equipment..................  $191,697,191   $111,724,637
                                                   ============   ============

5. COMMITMENTS AND CONTINGENCIES:

    In November 1999, the Company entered into a charter agreement for a newly constructed rig similar in class to the two rigs owned by the Company. The charter will begin upon delivery of the rig by the shipyard, at which time commissioning will be undertaken by the Company, and the Company will be reimbursed by the owner for the costs associated with the rig commissioning. The rig is expected to be delivered in April 2000. The initial charter period is for an 18-month period after the date the vessel arrives on the first drilling location. The charter term shall automatically be extended for additional one-year periods until notice of nonrenewal is provided by either party. Under the terms of the agreement, the Company is required to deposit $250,000 upon delivery of the rig into a working capital account for the purpose of funding the operations of the rig. The charter fees, payable to the owner, are based solely on a variable percentage of the gross margin, if any, earned by the chartered rig.

    The Company has entered into a contract under which a customer advanced to the Company in 1999 $1.5 million of amounts due under such contract for the use of one of the Company's rigs. During the operations of the first well of the contract in 2000, the Company will earn the customer's advance. During the first quarter of 2000, the Company earned $0.3 million related to the customer advance. Additionally, a vendor agreed to provide one year payment terms, with interest, for $2.5 million of such enhancements. The Company also entered into an arrangement with another vendor to defer payment on $1.0 million of costs related to the construction of the rigs for one year.

    The Company occupies an administrative office and leases certain equipment under operating leases from unaffiliated third parties. Rent expense for 1999, 1998 and 1997 was $83,000, $69,000 and $9,800, respectively. Rent expense for the six months ended June 30, 2000 and 1999 was $47,717 and $41,945, respectively. Rent expense for the quarters ended June 30, 2000 and 1999 was $30,312 and $21,390, respectively. Lease terms range in length from one to five years. In December 1999, the Company entered into a lease, to become effective in March 2000, for administrative offices, which

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

5. COMMITMENTS AND CONTINGENCIES: (CONTINUED) expires in the year 2006. Aggregate minimum future annual rental commitments under operating leases with lease terms in excess of one year as of December 31, 1999, are as follows:

2000........................................................  $97,590
2001........................................................  140,385
2002........................................................  140,385
2003........................................................  142,613
2004........................................................  143,059
Thereafter..................................................  178,824

    Effective November 1, 1997, the Company entered into an employment agreement with its president. This agreement has 10 months remaining as of December 31, 1999. This employment agreement provides, among other things, the amount of compensation and other benefits to be provided to the president. See Subsequent Events Note 11.

6. MEMBERS' EQUITY:

    ALLOCATION OF NET INCOME OR LOSS

    In accordance with the Operating Agreement, profits or losses for any taxable year were allocated between members in proportion to percentage interests, on a monthly basis and after giving effect to special allocations set forth in the Operating Agreement.

    The special allocations primarily result from the effect of U.S. federal income tax rules for certain types of events that may occur to the Company. If there is a minimum gain or member nonrecourse debt minimum gain, as defined in the Internal Revenue Service ("IRS") regulations, then the Operating Agreement provide specific allocations to members in order to comply with the IRS regulations. The Operating Agreement provide that, in the event a member unexpectedly receives any adjustments, allocations or distributions resulting from the special allocation rules of IRS regulations as noted in the Operating Agreement, then Company income and losses shall be specifically allocated to such member, in an amount and manner sufficient to eliminate, to the extent provided by the IRS regulations, the adjusted capital account deficit of the member. The Operating Agreement provides that, in the event any member has a deficit capital account at the end of any taxable year, which is in excess of the sum of the amount such member is obligated to restore pursuant to any provisions of the Operating Agreement and the amount such member is obligated to restore pursuant to the IRS code sections noted in the Operating Agreement, each such member shall be specially allocated items of the Company income and gain in the amount of such excess as quickly as possible and to the extent allowed in the Operating Agreement. The Operating Agreement provides that nonrecourse deductions, as defined in the Operating Agreement, for any taxable year shall be specially allocated to the members in proportion to their respective percentage interests and that any member nonrecourse deductions for any taxable year shall be specially allocated to the member who bears the economic loss with respect to the member nonrecourse debt to which such member nonrecourse deductions are attributable in accordance with the regulations. In the event some, but not all, of the members would have adjusted capital account deficits as a consequence of the special allocation rules, then losses not allocable to any

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

6. MEMBERS' EQUITY: (CONTINUED)
member due to such limitation shall be allocated to other members pro rata in accordance with the balance of such members' capital accounts.

    DISTRIBUTIONS

    The Operating Agreement provides for quarterly cash distribution, upon the approval by the management committee of net cash flow, as defined in the Operating Agreement, to members in proportion to, and to the extent of, their relative percentage interests, an amount not in excess of the tax distribution, as defined in the Operating Agreement, for the taxable year. As of December 31, 1999 and March 31, 2000, there have been no cash distributions to members.

    RIGHTS

    The rights issued in conjunction with the $15.0 million capital contribution from Group E were valued, using the minimum value option pricing model, at $128.71 per right based on the following assumptions: risk-free rate as of the date of issue of 6.23 percent, an expected life of 4.5 years and an exercise price of $684.22 per membership right. The total value of the rights was $456,140 on the date of issuance.

7. OPTIONS PLAN:

    The Company has adopted the Chiles Offshore LLC 1998 Equity Option Plan (the "Option Plan"). The Option Plan authorizes the issuance of membership equity options to key employees of the Company to acquire up to 5.0 percent of the then outstanding membership interests on a fully diluted basis. As of December 31, 1999, there were 5,482 options outstanding, vesting ratably over three years, under the Option Plan with an exercise price per unit ranging from $650 to $684, which the management committee believes approximates the fair market value per unit on the date of grant. Membership interests obtained upon exercise of options under the Option Plan will be Group D

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

7. OPTIONS PLAN: (CONTINUED)
Members. On the date of grant, the units to be acquired and the price to be paid upon the exercise of such options is fixed.

                                                          EXERCISE      WEIGHTED
                                            NUMBER OF      PRICE        AVERAGE
                                           OPTION UNITS    RANGE     PRICE PER UNIT
                                           ------------   --------   --------------
Outstanding at August 5, 1997............         --      $     --        $ --
  Granted................................         --            --          --
  Canceled...............................         --            --          --
  Expired................................         --            --          --
  Exercised..............................         --            --          --
                                               -----      --------        ----
Outstanding at December 31, 1997.........         --            --          --
  Granted................................      4,612           650         650
  Canceled...............................         --            --          --
  Expired................................         --            --          --
  Exercised..............................         --            --          --
                                               -----      --------        ----
Outstanding at December 31, 1998.........      4,612           650         650
  Granted................................        932       650-684         669
  Canceled...............................        (62)          650         650
  Expired................................         --            --          --
  Exercised..............................         --            --          --
                                               -----      --------        ----
Outstanding at December 31, 1999.........      5,482      $650-684        $653
                                               =====      ========        ====

    The weighted average remaining contractual life of the options outstanding as of December 31, 1999, was 8.51 years. Options exercisable under the Option Plan as of December 31, 1999, were 1,512, and none were exercisable as of December 31, 1998.

    The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made as if the fair value-based method defined in SFAS
No. 123 had been applied. The Company continues to apply APB Opinion No. 25 and related Interpretations for the Option Plan.

    The weighted average fair value of options granted during 1999 and 1998 estimated on the date of grant using the minimum value option pricing model was $163.04 per option. The fair value of 1999 and 1998 options granted is estimated on the date of grant using the following assumptions: weighted average risk-free interest rate for 1999 and 1998 was 5.70 percent and 5.95 percent, respectively, an expected life of five years and an expected volatility of zero percent. No options were granted on 1997. Had compensation costs of these plans been determined consistent with SFAS No. 123, the Company's

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

7. OPTIONS PLAN: (CONTINUED)
net income (loss) would have been reduced (increased) to the following pro forma amounts for the years ended December 31, 1999 and 1998:

                                                          1999         1998
                                                       -----------   ---------
Net income (loss) applicable to option holders-
  As reported........................................  $(3,963,203)  $ 173,259
  Pro forma..........................................   (4,275,707)   (151,057)

8. DEBT:

    Long-term obligations at December 31, 1999 and 1998, consisted of the following:

                                                       1999           1998
                                                   ------------   ------------
10% Senior Notes due 2008........................  $ 95,000,000   $110,000,000
Bank Facility....................................    22,000,000             --
                                                   ------------   ------------
    Total........................................  $117,000,000   $110,000,000
                                                   ============   ============

    The fair value of the Notes, as of December 31, 1999, was $90,250,000, based on quoted market prices, compared to a related carrying amount of $95,000,000. The Company had no long term debt as of December 31, 1997.

    In 1998, the Company formed three wholly owned subsidiaries, Chiles Magellan LLC, Chiles Columbus LLC and Chiles Offshore Finance Corp. The Company and Chiles Offshore Finance Corp. (the "Issuers") co-issued Notes with a principal amount of $110.0 million on April 29, 1998.

    As a result, the Issuers received net proceeds of approximately $105,500,000 after deducting offering-related expenses. The Notes bear an interest rate of 10 percent, payable semiannually on May 1 and November 1, and mature in full in the year 2008. The Notes are guaranteed by Chiles Magellan LLC and Chiles Columbus LLC (the "Rig Owners"), jointly and severally, on an unsecured basis. Debt issuance costs of approximately $4,500,000 related to the Notes were deferred and are being amortized over the life of the Notes, which is 10 years. Amortization for the years ended for December 31, 1999 and 1998, was $447,000 and $284,000, respectively. As of December 31, 1998, cash restricted to interest and construction payments was $62,213,512. There was no restricted cash as of December 31, 1999. Capitalized interest was $7,799,000 and $5,125,000 in 1999 and 1998, respectively. In December 1999, the Company repaid and retired $15,000,000 principal amount of the Company's notes at face value and recorded an extraordinary loss of $488,526 to write off deferred debt issuance costs related to the principal amount retired.

    In October 1999, the Company received the consent of the holders of at least a majority of the issued and outstanding Notes to remove substantially all of the restrictive covenants from the indenture governing the Notes.

    The Company entered into a bank credit agreement (the "Bank Facility") for a principal amount of $25.0 million, which was arranged by Nederlandse Scheepshypotheek Bank N.V. and MeesPierson

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

8. DEBT: (CONTINUED)
Capital Corp., effective as of April 29, 1998. In December 1999, certain terms and conditions of the Bank Facility were modified including increasing the principal amount by $15.0 million. The Bank Facility, as amended, provides for a $40.0 million reducing revolving credit facility and repayment of such amounts in eight successive quarterly installments of $1,875,000 beginning March 31, 2003, followed by eight quarterly installments of $3,125,000 with the remaining due on December 31, 2006. Borrowings under the Bank Facility may be repaid and are borrowed during the term thereof and will bear interest at a per annum rate equal to LIBOR plus 1.375 percent. The Company is required to pay quarterly in arrears a commitment fee equal to 0.50 percent per annum on the unused portion of the Bank Facility. As of December 31, 1999, approximately $22.0 million was outstanding leaving $18.0 million available under the Bank Facility.

    The Bank Facility is guaranteed by the Rig Owners, and such guarantees are secured by first priority mortgages on the rigs, assignments of earnings of the rigs (which may continue to be collected by the Company unless there occurs an event of default) and assignments of insurance proceeds.

    The principal payments due on long-term debt at December 31, 1999, are as follows:

YEAR ENDING DECEMBER 31-
------------------------
2000........................................................  $         --
2001........................................................            --
2002........................................................            --
2003........................................................     7,500,000
2004........................................................     7,500,000
Thereafter..................................................   102,000,000
                                                              ------------
    Total...................................................  $117,000,000
                                                              ============

GUARANTOR FINANCIAL STATEMENTS

    No separate financial statements of Chiles Offshore Finance Corp., Chiles Magellan LLC or Chiles Columbus LLC have been presented. Chiles and all of its wholly owned subsidiaries are committed to the Notes either by being an issuer of the Notes or a guarantor on a full, unconditional and joint and several basis. Therefore, no guarantor financial statements are appropriate.

9. EMPLOYEE 401(K) AND PROFIT-SHARING PLAN:

    During 1998, the Company adopted a 401(k) profit-sharing plan (the "Plan") covering substantially all of its employees. The Company will match employees' contributions to the Plan in an amount equal to 50 percent, up to 6 percent of eligible compensation. The Company incurred $87,000 and $24,000 in the years ended December 31, 1999 and 1998, respectively, $86,000 and $34,000 in the six months ended June 30, 2000 and 1999, respectively, and $47,000 and $21,000 in the quarters ended June 30, 2000 and 1999, respectively, in expense related to the Plan.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

10. QUARTERLY FINANCIAL DATA (UNAUDITED):

    Summarized quarterly financial data for the two years ended December 31, 1999, are as follows:

                                                         QUARTER
                                    -------------------------------------------------
                                      FIRST      SECOND        THIRD        FOURTH         YEAR
                                    ---------   ---------   -----------   -----------   -----------
1999
Revenues..........................  $      --   $ 527,909   $ 2,350,025   $ 4,773,442   $ 7,651,376
Operating income (loss)(1)........  $(205,072)  $(335,885)  $  (573,085)  $   529,273   $  (584,769)
Income (loss) before extraordinary
  item............................  $ 294,545   $(487,461)  $(1,535,965)  $(1,745,796)  $(3,474,677)
Extraordinary loss(2).............  $      --   $      --   $        --   $  (488,526)  $  (488,526)
Net income (loss).................  $ 294,545   $(487,461)  $(1,535,965)  $(2,234,322)  $(3,963,203)

1998
Revenues..........................  $      --   $      --   $        --   $        --   $        --
Operating income (loss)(1)........  $ (84,855)  $(296,279)  $  (203,528)  $  (238,317)  $  (822,979)
Income (loss) before extraordinary
  item............................  $ 278,231   $(651,791)  $   450,531   $    96,288   $   173,259
Net income (loss).................  $ 278,231   $(651,791)  $   450,531   $    96,288   $   173,259

------------------------

(1) Operating income (loss) represents operating revenues less operating expenses, general and administrative expenses, and depreciation.

(2) The extraordinary loss of $488,526 incurred in the fourth quarter 1999 is due to the early extinguishment of certain debt obligations. Such loss consisted of the expense of deferred debt issuance costs (see Note 8).

11. SUBSEQUENT EVENTS (UNAUDITED):

    In May 2000, the Company raised a total of $33.0 million of additional equity, of which $12.5 million was funded by Fornost, L.L.C., known as the "Group F Member," the ultimate beneficial owner of which is Keppel Corporation Limited, and $20.5 million was funded by existing equity holders and new investors, known as "Group G Members". After giving effect to this offering, SEACOR's ownership in the Company decreased to 55.0%.

    In April 2000, a newly formed and 100% owned subsidiary of the Company entered into an agreement with a Singapore shipyard, Keppel FELS Limited, to construct a jackup drilling rig to be named the CHILES DISCOVERY. The total construction cost is estimated not to exceed $110.0 million including equipment furnished by the Company. In connection with the order for the CHILES DISCOVERY, the Company signed a commitment letter with a non-U.S. Lender that is affiliated with the Group F Member to provide a maximum of $82.0 million towards the construction cost of the CHILES DISCOVERY. The loan will be secured by a first mortgage on the CHILES DISCOVERY. The final loan agreement is expected to be executed during the third quarter of 2000. With the placement of the $82.0 million of debt and $33.0 million of equity offerings, the Company believes that it has secured sufficient capital to successfully complete the construction of the CHILES DISCOVERY. Upon delivery of the CHILES DISCOVERY,

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

11. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED) the Company will pay to Bassoe a commission of $500,000 and to SEACOR a commission of $1.0 million.

    In March 2000, the Company granted 716 options to management with exercise prices of approximately $684 per option. Management believes the exercise prices approximated fair value on the date of grant. Such options vest ratably over a three-year period.

    In June 2000, the Company filed a registration statement with the U.S. Securities and Exchange Commission to register common stock (the "Offering"). The Company plans to use the proceeds of the Offering to repurchase all of the outstanding Notes and to fully paydown the then outstanding balance of the Bank Facility. Concurrently with the completion of the Offering, the Company's legal structure will change from a limited liability company to a Delaware corporation, and the Company's name will become Chiles Offshore Inc. Accordingly, the Company's filing status with the IRS will change from a partnership to a corporation, upon which the Company will record a deferred tax expense of approximately $23.1 million. At that time the existing holders of the Company will exchange their membership interest for common stock of Chiles Offshore Inc.

    As part of the construction agreement with Keppel FELS, the Company entered into an option agreement that provides the Company the right to require Keppel FELS or its wholly owned subsidiary AMFELS Inc. to construct up to three additional rigs (option rigs) similar to the CHILES DISCOVERY. The Company intends to use approximately $42 million of proceeds of the Offering along with additional debt financing to fund the first option rig. The Company has filed an application with the U.S. Maritime Administration for debt related to the first option rig and has received a commitment from its current lenders to provide financing if the Company is unable to secure the U.S. Maritime Administration financing.

    In June 2000, the Company entered into severance agreements with Mr. Brumley, Mr. Gregg, Mr. Hopkins, Mr. Padilla and Mr. Thorogood. Under the agreements, if the Company terminates, without cause (as defined in the agreement), any of these individuals, the Company would be obligated to pay one year of base salary to such individual. Additionally, the Company extended the terms of the president's employment contract through November 2002.

    The Company has entered into an agreement with its existing equity holders under which it has given them the right to require it on three occasions to register for sale the shares of common stock they will hold.

    SEACOR holds approximately $26.7 million aggregate principal amount of the Company's outstanding Notes and also holds an economic interest in substantially all of the Company's remaining outstanding Notes. SEACOR and the other holder of these Notes have agreed to sell their holdings of those Notes to the Company at a price equal to the par value of the Notes, plus any accrued and unpaid interest to the purchase date. SEACOR will report a pre-tax gain of approximately $9.1 million as a result of this transaction.

    On July 18, 2000, the Company and SEACOR amended and restated the Services Agreement to permit either party to terminate the Services Agreement upon 180 days notice.

                              CHILES OFFSHORE LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INCLUDES INFORMATION WITH RESPECT TO UNAUDITED PERIODS)

11. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)
    On July 20, 2000, the Company entered into an agreement with Perforadora Central, S.A. de C.V. ("Perforadora Central"), its parent and that parent's stockholders to acquire, through a series of transactions, all of the shares of capital stock of a newly formed entity that will own the TONALA, the rig that the Company currently operates under a bareboat charter with Perforadora Central. Under the terms of the agreement, the stockholders of Perforadora Central's parent will receive approximately 2,679,723 shares of common stock following the Company's conversion from a limited liability company to a corporation. Following the completion of the Company's initial public offering and the issuance of those shares, the Company will have an estimated 19,196,964 shares issued and outstanding, of which Perforadora Central would hold approximately 14%.

    As a result of the contemplated transactions, the Company will also assume approximately $64.6 million aggregate principal amount of debt incurred by Perforadora Central to construct the rig. That debt is guaranteed by the U.S. Maritime Administration and bears interest at a rate of 5.6% per year until its maturity in 2010. Because this debt bears interest at a rate that is below current market rates, the Company will record the debt at a discount if the transactions are completed and it assumes that debt. Based on discussions with the U.S. Maritime Administration, the Company anticipates that the U.S. Maritime Administration will consent to the transaction and permit it to assume that debt; however, the Company provides no assurances that it will receive the necessary consent from the U.S. Maritime Administration or that we will not be required to agree to additional terms or provide additional collateral in support of that debt. In the event the U.S. Maritime Administration does not approve the transaction and the Company chooses to proceed with the transaction, it would have to refinance that debt under a new $120 million bank facility, which will replace its existing $40 million bank facility. The Company has obtained commitments from banks to provide the new facility and is currently negotiating a definitive credit agreement.

    The Company expects to complete the TONALA transactions this year; however, the transactions are conditioned upon the occurrence of a number of events, including the approval of the U.S. Maritime Administration, the sale of shares of the Company's common stock pursuant to an effective registration in which the Company receives gross proceeds of not less than $100 million and the receipt of customary consents and approvals.

    The Company will be required to pay Bassoe a commission equal to approximately 0.1% of the purchase price under the TONALA agreement if the Company completes the transactions.

                               INSIDE BACK COVER

       [COMPUTER RENDITION OF THE CHILES DISCOVERY WITH ITS PARTS MARKED]

--------------------------------------------------------------------------------

                                                 CHILES COLUMBUS         CHILES MAGELLAN              TONALA
--------------------------------------------------------------------------------------------------------------------
Design                                        LeTourneau Super 116    LeTourneau Super 116     LeTourneau Super 116
--------------------------------------------------------------------------------------------------------------------
Year Built (to be built)                              1999                    1999                     2000
--------------------------------------------------------------------------------------------------------------------
Maximum Design Water Depth / Leg Length          360 / 511 feet          375 / 544 feet           350 / 477 feet
--------------------------------------------------------------------------------------------------------------------
Cantilever Reach                                     70 feet                 70 feet                 65 feet
--------------------------------------------------------------------------------------------------------------------
Maximum Substructure Loads                         1,500 kips              1,500 kips               1,500 kips
--------------------------------------------------------------------------------------------------------------------
Number of Engines / Total Engine Horsepower       5 X 1,855 HP            5 X 1,855 HP        4 X 2,514 / 1 X 748 HP
--------------------------------------------------------------------------------------------------------------------
Number and Type of Mud Pumps                  3 x National 14-P-220   3 x National 14-P-220   3 x National 14-P-220
--------------------------------------------------------------------------------------------------------------------
Hydraulic Horsepower / Drilling Horsepower     6,600 HP / 3,000 HP     6,600 HP / 3,000 HP     6,600 HP / 3,000 HP
--------------------------------------------------------------------------------------------------------------------
Derrick Rating                                     1,500 kips              1,500 kips               1,500 kips
--------------------------------------------------------------------------------------------------------------------
Dual Pipe Handling                                     Yes                     Yes                      No
--------------------------------------------------------------------------------------------------------------------
Storage (bbls): Drilling Fluid / Brine /
  Base Oil                                     2,500 / 1,100 / 670     2,500 / 1,100 / 670        2,750 / 0 / 0
--------------------------------------------------------------------------------------------------------------------
Bulk Mud / Cement Storage                       11,100 cubic feet       11,100 cubic feet       10,880 cubic feet
--------------------------------------------------------------------------------------------------------------------
Variable Load: Storm / Operating                  3,500 / 5,000           3,500 / 5,000           3,000 / 4,500
--------------------------------------------------------------------------------------------------------------------
Quarters Capacity                                  82 persons              82 persons               88 persons
--------------------------------------------------------------------------------------------------------------------
Zero Discharge                                         Yes                     Yes                     Yes
--------------------------------------------------------------------------------------------------------------------

                                                CHILES DISCOVERY
--------------------------------------------
Design                                          KFELS Mod V "B"
--------------------------------------------
Year Built (to be built)                              2002
--------------------------------------------
Maximum Design Water Depth / Leg Length          360 / 517 feet
--------------------------------------------
Cantilever Reach                                    70 feet
--------------------------------------------
Maximum Substructure Loads                         1,500 kips
--------------------------------------------
Number of Engines / Total Engine Horsepower       6 X 1,855 HP
--------------------------------------------
                                                  3 x National
Number and Type of Mud Pumps                        14-P-220
--------------------------------------------
Hydraulic Horsepower / Drilling Horsepower    6,600 HP / 3,000 HP
--------------------------------------------
Derrick Rating                                     1,500 kips
--------------------------------------------
Dual Pipe Handling                                    Yes
--------------------------------------------
Storage (bbls): Drilling Fluid / Brine /
  Base Oil                                    2,500 / 1,100 / 670
--------------------------------------------
Bulk Mud / Cement Storage                      11,100 cubic feet
--------------------------------------------
Variable Load: Storm / Operating                 3,600 / 6,000
--------------------------------------------
Quarters Capacity                                  84 persons
--------------------------------------------
Zero Discharge                                        Yes
--------------------------------------------

--------------------------------------------------------------------------------

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